NOTICE OF 2014 ANNUAL GENERAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JUNE 4, 2014

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, June 4, 2014, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Penn West for the year-ended December 31, 2013 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year;

4.

to hold a non-binding advisory vote on Penn West’s approach to executive compensation described in the accompanying information circular and proxy statement of Penn West dated May 1, 2014 (the “Information Circular”); and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is April 30, 2014. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Penn West’s registrar and transfer agent, CST Trust Company at 600, 333 – 7th Avenue SW, Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on June 2, 2014 or, in the case of any adjournment or postponement of the

Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Shareholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Shareholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Dated at the City of Calgary, in the Province of Alberta, this 1st day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) “David E. Roberts”
David E. Roberts
President and Chief Executive Officer
Penn West Petroleum Ltd.

PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

INFORMATION CIRCULAR AND PROXY STATEMENT DATED May 1, 2014

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PENN WEST PETROLEUM LTD.

TO BE HELD ON WEDNESDAY, JUNE 4, 2014

VOTING INFORMATION

Solicitation of Proxies

This Information Circular and Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. (“Penn West”) for use at the Annual General Meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (“Shares”) of Penn West to be held on Wednesday, June 4, 2014, at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the Notice of Annual General Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms and Oil and Gas Information Advisory. Unless otherwise indicated, all information provided in this Information Circular and Proxy Statement is given as at May 1, 2014.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by directors and employees of Penn West. The cost of soliciting proxies will be borne by Penn West.

Accompanying this Information Circular is an Instrument of Proxy for use by Shareholders. Instruments of Proxy must be received by CST Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, by not later than 10:00 a.m. (Mountain Daylight Time) on June 2, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The record date for the Meeting is the close of business on April 30, 2014 (the “Record Date”). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

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The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed form of proxy are directors and/or officers of Penn West. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is substantially similar to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a

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Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Penn West is not using “notice-and-access” to send its proxy-related materials to Shareholders. The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders - such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Penn West will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 of National Instrument 52-104 to objecting Beneficial Shareholders.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CST Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation of proxies is made on behalf of management of Penn West. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular will be borne by Penn West. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication or by directors, officers and employees of Penn West, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Shares represented by proxies in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted or withheld from voting on any ballot in accordance with the specification so made.

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In the absence of such specification, the Shares represented by proxy will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General Meeting. At the time of printing this Information Circular and Proxy Statement, management of Penn West knows of no such amendment, variation or other matter.

Voting by Telephone

Shareholders may use any touch-tone telephone to transmit their voting instructions if calling from within Canada or the United States. To do so, Shareholders must telephone toll-free 1-888-489-5760 (English only) and follow the instructions provided. Shareholders should have the instrument of proxy in hand when they call. Each Shareholder’s 13-digit control number is located on the Instrument of Proxy at the bottom left hand side. If you vote by telephone, your vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 2, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. Shareholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

Voting by Internet

Shareholders may use the internet at www.cstvotemyproxy.com to transmit their voting instructions and for electronic delivery of information. Shareholders should have the Instrument of Proxy in hand when they access the web site. Shareholders will be prompted to enter their 13-digit control number which is located on the Instrument of Proxy on the bottom left hand side. If Shareholders vote by internet, their vote must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 2, 2014 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment of the Meeting. The website may be used to appoint a proxyholder to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note that if a Shareholder appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Shares and Principal Holders thereof

Penn West is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at April 30, 2014, 492,586,568 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held. All votes will be conducted by ballot and no demand for a ballot will be necessary.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

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To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

Except for the advisory resolution on executive compensation, which shall not be binding upon Penn West, all of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Penn West for the year-ended December 31, 2013, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

Appointment of Auditor

The Board recommends that KPMG LLP, Chartered Accountants, Calgary, Alberta (“KPMG”), be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board.

KPMG was the auditor of Penn West’s predecessor, Penn West Energy Trust (the “Trust”), from the Trust’s inception on April 22, 2005 until its conversion to Penn West as of January 1, 2011, and has acted as Penn West’s auditor since January 1, 2011. Prior to April 22, 2005, KPMG served as the auditor of the Trust’s predecessor, Penn West Petroleum Ltd., commencing in 2002.

Shareholders will consider an ordinary resolution to appoint the firm of KPMG to serve as auditors of Penn West until the next annual meeting of the Shareholders.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to approve this ordinary resolution.

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Election of Directors of Penn West

Mr. Frank Potter has been a member of our Board since 2006, when he joined the Board after serving as a member of the board of directors of Petrofund Corp. from 2000 until its combination with Penn West in June 2006, and is retiring from the Board as of the close of the Meeting. Mr. Daryl Gilbert has been a member of our Board since 2008, after serving on the board of directors of Canetic Resources Inc. from 2006 until its combination with Penn West in January 2008, and is also retiring from the Board as of the close of the Meeting. Mr. Jack Schanck, also a member of our Board since 2008, is also retiring as of the close of the Meeting. The Board and Management of Penn West thank Mr. Potter, Mr. Gilbert and Mr. Schanck for their valuable contributions and insight over their many years of service and wish them well.

The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently ten (10) directors and the Board of Directors of Penn West (the “Board” or “Board of Directors”) has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) members. All of the current directors have been elected for a term that ends at the Meeting. Shareholders are entitled to elect all eight (8) of the nominees for election as directors by a vote of Shareholders at the Meeting.

The eight (8) nominees for election as directors of Penn West by Shareholders are as follows:

James E. Allard	Richard L. George
John Brydson	David E. Roberts
George H. Brookman	James C. Smith
Gillian H. Denham	Jay W. Thornton

Individual Director Nomination and Voting Policy

Penn West has a director nomination and voting policy providing for individual director nomination and voting. Such director nomination and voting policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Governance Committee of the Board (the “Governance Committee”), to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Governance Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Governance Committee and the Board, including but not limited to, the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process.

3.

Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the director in question will continue to serve on the Board.

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In accordance with this policy, the form of proxy or voting instruction form for this Meeting provides for voting for individual directors as opposed to voting for a slate of directors.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Penn West.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of each such nominee as a director of Penn West.

Information in respect of the nominees for election as directors of Penn West is set forth in this Information Circular under “Information Concerning the Board and Director Nominees - Biographical Information for Director Nominees”.

Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Penn West’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis”.

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular dated May 1, 2014 and delivered in connection with the 2014 Annual General Meeting of Shareholders of the Corporation.”

As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this non-binding advisory resolution.

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INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 15, 2014.

JAMES E. ALLARD Calgary, Alberta, Canada Age: 71 Independent Director Director Since: June 30, 2006

Mr. Allard is an independent director and business advisor. He has a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University. Mr. Allard has focused his career on international finance in the petroleum industry for over 42 years, during which time he has served as the Chief Executive Officer, Chief Financial Officer and/or a director of a number of publicly traded and private companies. Over the past eleven years he has served on the board of the Alberta Securities Commission, acted as the sole external trustee and advisor to a mid-sized pension plan and served as a director and advisor to several companies. From 1981 to 1995, Mr. Allard served as a senior executive officer of Amoco Corporation and as a director of Amoco Canada, which at that time was Canada’s largest natural gas producer. In addition, Mr. Allard is a member of the Institute of Corporate Directors.

Ownership
Shares: Deferred Share Units:	29,740(1) 11,197(2)
Board/Committee Membership in 2013(3)		Attendance	Attendance (Total)
Board		11/12
Audit Committee		3/3(4)	19/20
Health, Safety, Environment & Regulatory Committee		1/1(4)	(95%)
Human Resources & Compensation Committee (Chair)		4/4

GEORGE H. BROOKMAN Calgary, Alberta, Canada Age: 67 Independent Director Director Since: August 3, 2005

Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently a member of the Boards of each of Travel Alberta, The Calgary Flames Foundation and the Calgary Stampede Foundation. He is a past Chairman of the Board for Tourism Calgary and past President and Chairman of the Calgary Exhibition and Stampede. Mr. Brookman is also a member of the Institute of Corporate Directors.

Ownership
Shares: Deferred Share Units:	19,500(1) 9,915(2)
Board / Standing Committee Membership in 2013(3)		Attendance	Attendance (Total)
Board		12/12
Audit Committee		3/3(4)	24/24
Governance Committee (Chair)		5/5	(100%)
Human Resources & Compensation Committee		4/4

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JOHN BRYDSON Greenwich, Connecticut, USA Age: 61 Independent Director Nominee

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board. He is a UK citizen and a Permanent Resident of the United States.

Ownership
Shares: Deferred Share Units:	103,000 N/A(9)
Board / Standing Committee Membership in 2013(3)		Attendance	Attendance (Total)
N/A(9)		N/A(9)	N/A(9)

GILLIAN H. DENHAM Toronto, Ontario, Canada Age: 53 Independent Director Director Since: June 13, 2012

Ms. Denham, a Corporate Director, sits on the board of Morneau Shepell Inc., a provider of human resource consulting and outsourcing services, and the board of National Bank of Canada. Further, since December 2013, she sits on the board of directors of Markit Group Holdings Limited, sole shareholder of Markit Group Limited, a financial information services provider. Since September 2012, she has also been a member of the board of directors of Munich Reinsurance Company of Canada and the Temple Insurance Company. From 2001 to 2005, she was Vice Chair, Retail Markets at Canadian Imperial Bank of Commerce (“CIBC”). Ms. Denham joined Wood Gundy in 1983, subsequently acquired by CIBC, as an Assistant Vice-President in Corporate Finance. Throughout her career at CIBC, she held progressively more senior roles. From 2006 to 2010, she was a member of the board of directors and Chair of the Human Resources and Compensation Committee of the Ontario Teachers’ Pension Plan. Ms. Denham is a member of the board of governors and the audit committee of Upper Canada College. She holds an Honours Business Administration degree from University of Western Ontario School of Business and an MBA from Harvard Business School.

Ownership
Shares: Deferred Share Units:	20,600(1) 9,543(2)
Board / Standing Committee Membership in 2013(3)		Attendance	Attendance (Total)
Board		12/12
Audit Committee		5/5	26/26
Governance Committee		5/5	(100%)
Human Resources & Compensation Committee		4/4

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RICHARD L. GEORGE, O.C. Calgary, Alberta, Canada Age: 63 Chairman of the Board(8) Independent Director Director Since: May 3, 2013

Mr. George is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. He served as the CEO of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011. He has been a director of several public companies and is currently serving on the board of directors of both the Royal Bank of Canada and Anadarko Petroleum Corporation. Mr. George holds a Bachelor of Science Degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Ownership
Shares: Deferred Share Units:	820,200(1)(8) 33,806(2)
Board / Standing Committee Membership in 2013(3)(5)		Attendance	Attendance (Total)
Board		7/7(5)	7/7(5) (100%)

DAVID E. ROBERTS Calgary, Alberta, Canada Age: 53 President & Chief Executive Officer Director Since: June 19, 2013

Mr. Roberts brings more than 30 years of operational experience in the upstream oil and gas business most recently as former Executive Vice President and Chief Operating Officer of Marathon Oil Corporation. His knowledge and successes on such a very large scale make him a welcome addition to the senior management team at Penn West. Mr. Roberts also served as Marathon’s Executive Vice President Upstream for a number of years after joining Marathon in 2006 as Senior Vice President Business Development. He previously served as Executive Vice President/Managing Director for BG Group plc. with responsibility for Asia and the Middle East. Prior to joining BG Group, he served as advisor to the Vice Chairman of ChevronTexaco Corporation from 2001 to 2003, where he provided strategic and operational advice to executive management regarding the company’s upstream operations. Dave built his early skills with Texaco, where he held a number of key operational and strategic planning roles over an 18 year period.

Ownership
Shares: Deferred Share Units:	59,524(1) N/A(10)
Board / Standing Committee Membership in 2013(3)(6)		Attendance	Attendance (Total)
Board		3/3(6)	3/3(6) (100%)

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JAMES C. SMITH Calgary, Alberta, Canada Age: 63 Independent Director Director Since: May 31, 2005

Mr. Smith is a Chartered Accountant with over 40 years of experience in public accounting and industry. Since 1998, he has been a business consultant and independent director of a number of public and private companies operating in the oil and natural gas industry. From February 2002 to June 2006, he served as the Vice-President and Chief Financial Officer of Mercury Energy Corporation, a private oil and natural gas company. Mr. Smith also held the position of Chief Financial Officer of Segue Energy Corporation, a private oil and natural gas company, from January 2001 to August 2003. From 1999 to 2000, Mr. Smith was the Vice-President and Chief Financial Officer of Probe Exploration Inc., a publicly traded oil and natural gas company. Mr. Smith served as the Vice-President and Chief Financial Officer of Crestar Energy Inc. from its inception in 1992 until 1998, during which time the company completed an initial public offering, was listed on the Toronto Stock Exchange and completed several major debt and equity financing transactions.

Ownership
Shares: Deferred Share Units:	54,000(1) 8,218(2)
Board / Standing Committee Membership in 2013(3)		Attendance	Attendance (Total)
Board		12/12	22/22 (100%)
Audit Committee (Chair)		5/5
Reserves and A&D Committee		5/5

Jay W. Thornton Calgary, Alberta, Canada Age: 56 Independent Director Director Since: June 5, 2013

Mr. Thornton is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. Mr. Thornton has over 27 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. From 2000 to 2012, he held various operating and corporate executive positions with Suncor. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. He has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of North American Energy Partners Inc. and a private Calgary-based oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Ownership
Shares: Deferred Share Units:	455,000(1)(8) 9,000(2)
Board / Standing Committee Membership in 2013(3)(7)		Attendance	Attendance (Total)
Board		4/4(7)	8/8(7) (100%)
Audit Committee		2/2(7)
Reserves and A&D Committee		2/2(7)

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Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at April 15, 2014, based on information reported on SEDI. Does not include any Shares that may have been acquired by the director, directly or indirectly, under the DRIP since December 31, 2013. In the case of Mr. Roberts, also does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2013.

(2)	Reflects the number of DSUs held by each nominee as at April 15, 2014.
(3)

Reflects memberships on standing committees of the Board. See “Information Concerning the Board and Director Nominees – Special Committee for Strategic Review” for information regarding the Board’s formation of a Special Committee for review of strategic alternatives in 2013.

(4)

Effective June 5, 2013: Mr. Allard was appointed to the Health, Safety & Environment Committee and ceased to be a member of the Audit Committee; and Mr. Brookman ceased to be a member of the Audit Committee.

(5)

Mr. George joined the Board on May 3, 2013. Mr. George is not a member of any standing committee of the Board; however, he attends committee meetings. His committee meeting attendance is not recorded, as he is not a member of the committees.

(6)

Mr. Roberts joined the Board on June 19, 2013. Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(7)	Effective June 5, 2013, Mr. Thornton was elected to the Board and appointed to the Audit Committee and Reserves and A&D Committee.
(8)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.
(9)	Mr. Brydson is not currently a member of the Board of Penn West.
(10)	As a Management Director, Mr. Roberts is not eligible to participate in the DSU Plan.

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STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at May 1, 2014.

Standing Committees (Number of Members)
Director	Audit Committee (4)	Governance Committee (4)	Human Resources and Compensation Committee (4)	Reserves and A&D Committee (4)	Health, Safety, Environment, and Regulatory Committee (3)
James E. Allard(1)			Chair		X
George H. Brookman(1)		Chair	X
Gillian H. Denham	X	X	X
Richard L. George(2)
Daryl Gilbert(1)		X		Chair	X
Frank Potter	X	X
David E. Roberts(3)
Jack Schanck(1)			X	X	Chair
James C. Smith	Chair			X
Jay W. Thornton(4)	X			X

Notes:

(1)

Effective June 5, 2013: Mr. Allard was appointed to the Health, Safety & Environment Committee and ceased to be a member of the Audit Committee; Mr. Brookman ceased to be a member of the Audit Committee; Mr. Gilbert was appointed to the Governance Committee; and Mr. Schanck was appointed to the Human Resources and Compensation Committee and ceased to be a member of the Governance Committee.

(2)

Mr. George joined the Board on May 3, 2013. Mr. George is not a member of any standing committee of the Board; however, he attends committee meetings. His committee meeting attendance is not recorded, as he is not a member of the committees.

(3)

Mr. Roberts joined the Board on June 19, 2013. Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(4)	Effective June 5, 2013, Mr. Thornton was elected to the Board and appointed to the Audit Committee and the Reserves and A&D Committee.

SPECIAL COMMITTEE FOR STRATEGIC REVIEW

As announced in June 2013, the Board formed a Special Committee to review strategic alternatives with a view to maximizing Shareholder value. The Special Committee was comprised of Mr. Thornton (Chair), Mr. Allard, Ms. Denham, Mr. George and Mr. Roberts. The scope of the review completed by the committee was extensive and included, among other things, a detailed technical review and evaluation of Penn West’s asset base, a peer benchmarking analysis that was conducted across Penn West’s areas of operations, consideration of a wide suite of alternatives in the context of the external environment, and a detailed economic assessment of various potential business models. Throughout this process, the Special Committee worked with senior management and an external advisor in arriving at its comprehensive recommendations to the Board. Based on the Special Committee’s recommendations, the Board approved a new long-term plan providing for, among other things, refocusing of the Company’s operations and managing the Company’s balance sheet. The Special Committee was subsequently dissolved as of November 6, 2013. For more information regarding the Special Committee’s recommendations and the new long-term plan, see the Company’s press release dated November 6, 2013.

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DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual. In applying this definition, the Board considers all relationships of the director nominees with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

The Board has determined that Mr. Roberts is not independent, as he is the President and Chief Executive Officer of Penn West. The Board has determined that all other director nominees are independent under the standards of NI 58-101 and the independence standards contained in Section 303A.02 of the NYSE Listed Company Manual. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent under any additional regulatory requirements applicable to them and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
James E. Allard		X
George H. Brookman		X
John Brydson		X
Gillian H. Denham		X
Richard L. George		X
Daryl Gilbert		X
Frank Potter		X
David E. Roberts	X		X	Current President & Chief Executive Officer of Penn West
Jack Schanck		X
James C. Smith		X
Jay W. Thornton		X

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DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2013 for all Board meetings and meetings of standing committees of the Board held in 2013 is set forth below.

Director	Board	Audit Committee	Governance Committee	Health, Safety & Environment Committee	HR&C Committee	Reserves and A&D Committee	Total
James E. Allard	11/12	3/3(1)	n/a	1/1(1)	4/4	n/a	19/20 (95%)
William E. Andrew(1)	8/8(1)	n/a	n/a	n/a	n/a	n/a	8/8 (100%)
George H. Brookman	12/12	3/3(1)	5/5	n/a	4/4	n/a	24/24 (100%)
John A. Brussa(2)	4/4(2)	n/a	n/a	n/a	n/a	n/a	4/4 (100%)
Gillian H. Denham	12/12	5/5	5/5	n/a	4/4	n/a	26/26 (100%)
Richard L. George(3)	7/7(3)	n/a	n/a	n/a	n/a	n/a	7/7 (100%)
Daryl Gilbert	12/12	n/a	1/1(1)	2/2	n/a	5/5	20/20 (100%)
Allan P. Markin(4)	4/4(4)	n/a	n/a	n/a	n/a	n/a	4/4 (100%)
Shirley A. McClellan(1)	7/8(1)	n/a	n/a	1/1(1)	3/3(1)	n/a	11/12 (92%)
Murray R. Nunns(5)	8/8(5)	n/a	n/a	n/a	n/a	n/a	8/8 (100%)
Frank Potter	12/12	5/5	5/5	n/a	n/a	n/a	22/22 (100%)
David E. Roberts(6)	3/3(6)	n/a	n/a	n/a	n/a	n/a	3/3 (100%)
Jack Schanck	12/12	n/a	4/4	2/2	1/1(1)	5/5	24/24 (100%)
James C. Smith	12/12	5/5	n/a	n/a	n/a	5/5	22/22 (100%)
Jay W. Thornton(7)	4/4(7)	2/2(7)	n/a	n/a	n/a	2/2(4)	8/8 (100%)
Totals	128/130 (98%)	23/23 (100%)	20/20 (100%)	6/6 (100%)	16/16 (100%)	17/17 (100%)	210/212 (99%)
Overall Percentage of Meetings Attended:							210/212 (99%)

Notes:

(1)

Effective June 5, 2013: Mrs. McClellan and Mr. Andrew ceased to be members of the Board as they did not stand for re-election at the annual and special meeting of Shareholders held on that date; Mr. Allard was appointed to the Health, Safety & Environment Committee and ceased to be a member of the Audit Committee; Mr. Brookman ceased to be a member of the Audit Committee; Mr. Gilbert was appointed to the Governance Committee; and Mr. Schanck was appointed to the Human Resources & Compensation Committee and ceased to be a member of the Governance Committee.

(2)	Mr. Brussa resigned from the Board effective as of May 1, 2013.
(3)

Mr. George joined the Board on May 3, 2013. Mr. George is not a member of any standing committee of the Board; however, he attends committee meetings. His committee meeting attendance is not recorded, as he is not a member of the committees.

(4)	Mr. Markin served on the Board from May 3, 2013 to July 5, 2013.
(5)	Mr. Nunns resigned from the Board effective as of June 19, 2013.

15	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

(6)

Mr. Roberts joined the Board on June 19, 2013. Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings at the invitation of the committees (excluding “in-camera” portions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(7)	Effective June 5, 2013, Mr. Thornton was elected to the Board and appointed to the Audit Committee and Reserves and A&D Committee.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2013, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2013, is summarized below.

Board/Committee	Total Meetings	Overall Attendance
Board	12	98%
Audit Committee	5	100%
Governance Committee	5	100%
Health, Safety, Environment & Regulatory Committee	2	100%
Human Resources & Compensation Committee	4	100%
Reserves and A&D Committee	5	100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Penn West directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
Allard	None	-
Brookman	None	-
Brydson	None	-
Denham	Morneau Shepell Inc.	TSX
	National Bank of Canada	TSX
George	Anadarko Petroleum Corporation	NYSE
	Royal Bank of Canada	TSX, NYSE
Gilbert	AltaGas Ltd.	TSX
	Cequence Energy Ltd.	TSX
	Crocotta Energy Inc.	TSX
	Falcon Oil and Gas Ltd.	TSX-V
	MGM Energy Corp.	TSX
	LGX Oil and Gas Inc.	TSX-V
	Longview Oil Corp.	TSX
	PRD Energy Inc.	TSX-V
	Suroco Energy Inc.	TSX-V
Potter	C.A. Bancorp Inc.	TSX
Roberts	Flowserve Corp.	NYSE
Schanck	Newfield Exploration Company	NYSE
Smith	Antrim Energy Inc.	TSX, LSE
	Cardinal Energy Ltd.	TSX
Thornton	North American Energy Partners Inc.	TSX, NYSE

16	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

Interlocking Board Memberships

As at May 1, 2014, none of the nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s director retirement policy requires that each calendar year, for each Non-Employee Director who has reached 70 years of age or more, the Board shall make a determination as to whether each such director shall be granted a waiver of the retirement age of 70 years. At a meeting of the Board held on April 30, 2014, in light of their continued valuable contributions to the Board, the Board granted such a waiver to Mr. Allard for the ensuing year and to Mr. Potter until his planned retirement from the Board as of the close of the Meeting.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the remuneration plan for Non-Employee Directors is not designed to pay for performance. Rather, Non-Employee Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Employee Directors are not eligible to receive Options under the Stock Option Plan and do not participate in Penn West’s Employee Retirement/Savings Plan (for more information regarding the Employee Retirement Savings Plan, see “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Employee Retirement/Savings Plan”). Non-Employee Directors participate in the Deferred Share Unit Plan (the “DSU Plan”), pursuant to which Non-Employee Directors receive a portion of their compensation in the form of deferred share units (“DSUs”), which are not redeemable until after a Director has retired from the Board. When redeemed, each DSU pays the holder the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, forming a direct alignment between director remuneration and Shareholder interests. Management Directors (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan. For details regarding the DSU Plan, see “Remuneration of Directors - Deferred Share Unit Plan”.

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Changes to the Non-Employee Director Remuneration Program in 2013

In late May 2013, the Governance Committee undertook a review of director remuneration, with a particular focus on Board Chair and Vice-Chair remuneration in the context of the addition to the Board of Mr. Rick George and Mr. Allan Markin, two of the energy industry’s most successful and distinguished leaders, as Board Chair and Vice-Chair, respectively. The Governance Committee carefully considered engaging an external advisor to assist in the review process, but determined that, given the diversity and experience of members of the committee, and published external reports on director compensation available to the Governance Committee, including a published external report on 2012 public company director and board chair compensation levels relating specifically to board chair and vice-chair positions, a robust internal review would be most appropriate. Following the Governance Committee’s review, the Governance Committee recommended, and the Board approved: (a) the one-time payment of $100,000 to each of Mr. George and Mr. Markin as initial retainers as Chairman and Vice-Chairman, which amounts both Mr. George and Mr. Markin elected to receive in the form of DSUs; (b) an increase in the Chairman annual retainer from $250,000 to $300,000; (c) establishment of an annual retainer of $200,000 for a Non-Employee Director serving as Vice-Chairman; and (d) otherwise maintaining levels of Non-Employee Director compensation at current levels.

Summary of the Non-Employee Director Remuneration Program

The following table summarizes the revised fee structure that came into place for Non-Employee Directors of Penn West as of May 22, 2013. This fee structure remained in place as at May 1, 2014.

Annual Retainer for the Board Chair	$300,000	(1)
Annual Retainer for Board Vice-Chair	$200,000	(1)(3
Annual Retainer for each Board member other than the Board Chair and Vice-Chair:	$125,000	(1))
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the Governance Committee, Human Resources & Compensation Committee, Health, Safety, Environment & Regulatory Committee, and Reserves and A&D Committee	$7,500
Board, Strategy and Committee Meeting Fee (per meeting attended)	$1,500
Travel Fee (per instance)(2)	$1,500

Notes:

(1)

In 2013, the DSU Plan provided that: (i) 20% of this amount was required to be received in the form of DSUs; and (ii) notwithstanding (i), any director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of this amount in the form of DSUs. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”. In addition to their respective annual retainers, in 2013 Mr. George and Mr. Markin were each paid a one-time initial retainer of $100,000, which both Mr. George and Mr. Markin elected to receive in the form of DSUs.

(2)

A travel fee of $1,500 was paid when a Non-Employee Director traveled more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or a meeting of the Shareholders.

(3)	Penn West does not currently have a Vice-Chair of the Board.

In addition to the fees described in the table above, Non-Employee Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

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Employee Director Compensation

Employee Directors do not receive any retainers, fees or other remuneration in their respective capacities as directors of Penn West. For information on the compensation received by Mr. Roberts in 2013 in his capacity as President and Chief Executive Officer of Penn west, and for information on compensation received by Mr. Nunns in 2013 in his capacity as President and Chief Executive Officer of Penn West until July 1, 2013, see “Compensation Discussion & Analysis – Executive Compensation Data”. As part of an ongoing process of senior executive officer succession, Mr. Andrew stepped down as Chief Executive Officer of Penn West in August 2011 and his employment arrangements were amended to provide for his continued employment as Vice-Chair for a period of up to five years. As a consequence of his continued employment, amounts that would otherwise have been payable to him in 2011 on the termination of his employment as Chief Executive Officer were deferred for up to five years until his termination as Vice-Chairman. Mr. Andrew retired from the Board as of the close of the annual general meeting of Shareholders on June 5, 2013 and retired from his position as an officer of Penn West effective May 31, 2013. The information set forth herein regarding compensation paid to Mr. Andrew in 2013 is in respect of compensation he received in his capacity as the Vice-Chairman of Penn West.

Procedure for Review of Director Compensation Program

The Governance Committee performs an annual review of Penn West’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Penn West to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Directors who are full-time employees of Penn West (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Penn West and the Shareholders by providing a means to accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

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DSU Grants: In 2013, the DSU Plan provided that:

(a)	each Non-Management Director was required to receive 20% of their annual Board retainer in the form of DSUs;

(b)

notwithstanding clause (a), any Non-Management Director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of their annual Board member retainer in the form of DSUs; and

(c)	subject to the mandatory participation requirements described in clauses (a) and (b), any director could elect to receive any amount of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors - Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Following such termination of services, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to Penn West, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

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Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Governance Committee’s mandate, the DSU Plan is administered by the Governance Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Penn West’s director and executive equity ownership policy (the “Equity Ownership Policy”) in place as of the date hereof and in place in 2013 provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum of 30,000 Shares within a period expiring five years from the later of January 1, 2011 and the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the later of January 1, 2011 and the date of appointment as Board Chair. The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Chairman
Director (other than Board Chair)	30,000 Shares

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any Shares acquired and held through the Savings Plan (in the case of Mr. Andrew, at the time when he served as a Non-Management Director who was an Employee Director and therefor eligible to participate in the Savings Plan), and any DSUs vested but not yet redeemed under Penn West’s DSU Plan, are included in the calculation of Share holdings, whether or not they have yet been reported on SEDI.

As at April 15, 2014, each director either: (a) holds, indirectly or directly; or (b) is within the five year period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see “Information Concerning the Board and Director Nominees – Biographical Information for Director Nominees”. For information regarding the minimum equity ownership requirements for Penn West’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

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Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Penn West and investment-at-risk statistics for each Non-Management Director of Penn West as at April 15, 2014.

Director	Shares (#)(1)	DSUs (#)(2)	Total Equity (#)(3)	Market Value of Total Equity ($)(4)	Value at Risk as multiple of annual Board retainer(5) (#)	Complies with Director Equity Ownership Requirement(6)
James Allard	29,740	11,197	40,937	404,048	3.1	Yes
George Brookman	19,500	9,915	29,415	290,326	2.2	Yes(7)
Gillian Denham	20,600	9,543	30,143	297,511	2.4	Yes
Richard George	820,200(8)	33,806	854,006	8,429,039	28.1	Yes
Daryl Gilbert	5,264	15,031	20,295	200,312	1.5	Yes(7)
Frank Potter	25,000	16,104	41,104	405,696	3.3	Yes
Jack Schanck	20,140	15,206	35,346	348,865	2.7	Yes
James Smith	54,000	8,218	62,218	614,092	4.4	Yes
Jay Thornton	455,000(8)	9,000	464,000	4,579,600	36.6	Yes
Average value at risk as multiple of annual retainer:					9.4
Total value at risk as multiple of total annual retainers:					8.2(9)

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at April 15, 2014, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at April 15, 2014.
(3)	Reflects sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column as at the applicable date.
(4)	Reflects the market value of the Shares and DSUs reflected in the ‘Total Equity’ column, based on the closing price of $9.87 for the Shares on the TSX on April 15, 2014.
(5)

“Equity at Risk as multiple of annual Board retainer” reflects the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $300,000; and (b) in the case of all other directors, the annual Board member retainer of $125,000.

(6)

As of January 1, 2013, the minimum equity ownership requirement was 30,000 Shares for Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. All directors have a period of five years to achieve these requirements from the later of January 1, 2011 and the date they joined the Board. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements.

(7)	In accordance with the Equity Ownership Policy, this director has until December 31, 2015 to achieve the requirement of 30,000 Shares held.
(8)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.
(9)

The 455,000 Shares owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton have only been included once in the total value at risk used for this calculation.

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DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Penn West in 2013.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total ($)
James Allard	109,000	62,500	N/A	N/A	N/A	Nil	171,500
William Andrew	2,100(6)	45,062(6)	Nil(6)	N/A	N/A	2,911,213(6)	2,958,375
George Brookman	103,000	62,500	N/A	N/A	N/A	146	165,646
John Brussa	73,033	16,758	N/A	N/A	N/A	Nil	89,791
Gillian Denham	113,500	62,500	N/A	N/A	N/A	Nil	176,000
Richard George	15,346	234,462	N/A	N/A	N/A	Nil	249,808
Daryl Gilbert	104,500	62,500	N/A	N/A	N/A	170	167,170
Allan Markin	10,731	103,395	N/A	N/A	N/A	Nil	114,126
Shirley McClellan	43,357	26,957	N/A	N/A	N/A	67	70,381
Frank Potter	103,000	62,500	N/A	N/A	N/A	98	165,598
Jack Schanck	114,015	63,015	N/A	N/A	N/A	Nil	177,030
James Smith	146,500	25,000	N/A	N/A	N/A	170	171,670
Jay Thornton	31,872	105,125	N/A	N/A	N/A	42	137,039
Total	969,954	932,274	N/A	N/A	N/A	2,911,906	4,814,134

Notes:

(1)

The only “share-based awards” that Penn West issued to Non-Management Directors in 2013 were DSUs in lieu of cash-based fees earned for services as a director where applicable in accordance with the DSU Plan. For these purposes, “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)	Penn West did not grant in 2013, and has not granted since 2007, “option-based awards” to Non-Management Directors.
(3)

No amounts were earned by the directors in 2013 for services performed in 2013 that were related to awards under non-equity incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

(4)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(5)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West. In 2013, except as noted below in note (6), these amounts consisted of the value of life and health insurance premiums paid on behalf of all of the Non-Management Directors other than Ms. Denham and Messrs. Allard, Brussa, George, Markin and Schanck.

(6)

In 2013, Mr. Andrew was paid $65,625 in salary and $45,062 in the form of DSUs, and Penn West contributed $14,063 to the Savings Plan on behalf of Mr. Andrew, all pursuant to his employment agreement (the “Vice-Chair Employment Agreement”) in his capacity as part-time Vice-Chairman of Penn West. In addition, Mr. Andrew was paid $2,830,000 upon his retirement from his position as an officer of Penn West effective May 31, 2013 pursuant to the Vice-Chair Employment Agreement. Mr. Andrew also received $1,525 in life and health insurance premiums

23	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

paid on his behalf. As described under “Remuneration of Directors - Overview of Director Remuneration Program – Employee Director Compensation”, when Mr. Andrew stepped down as Chief Executive Officer of Penn West in August 2011, his employment arrangements were amended to provide for his continued employment as Vice-Chairman for a period of up to five years, and as a consequence of his continued employment, amounts otherwise payable to him in 2011 were delayed until the termination of his employment as Vice-Chairman. Until his resignation from his employment as an officer of Penn West as of May 31, 2013, Mr. Andrew did not receive any retainers, fees or other compensation in his capacity as a director, as he was an Employee Director until that time. Mr. Andrew received the annual Board retainer pro-rated for the period between June 1, 2013 and June 5, 2013, during which Mr. Andrew continued to serve as a Non-Employee Director of Penn West following his resignation from his employment as Vice-Chairman.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Penn West. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. In addition, in connection with the Corporate Conversion, employees of the Trust, including Mr. Andrew, were able, in certain circumstances, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights (together with Restricted Options), which qualify as “share-based awards”. For more information regarding Restricted Rights and the exchange process, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”.

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Penn West did not grant any “option-based awards” to its Non-Employee Directors in 2013, and has not granted any “option-based awards” to its Non-Employee Directors since 2007, when Penn West ceased granting Unit Rights to Non-Employee Directors. However, Mr. Andrew had been granted Options and Restricted Options in the past when he served as Chief Executive Officer, and as an Employee Director, was granted Options in 2012 pursuant to his employment agreement. Mr. Andrew was not granted any Options in 2013. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

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The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2013 that were held by each individual who was serving as a Non-Management Director on such date.

Name	Option-based Awards				Share-based Awards
	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)
James Allard	Nil	N/A	N/A	N/A	Nil	N/A	75,892
George Brookman	Nil	N/A	N/A	N/A	Nil	N/A	56,395
Gillian Denham	Nil	N/A	N/A	N/A	Nil	N/A	53,193
Richard George	Nil	N/A	N/A	N/A	Nil	N/A	170,969
Daryl Gilbert	Nil	N/A	N/A	N/A	Nil	N/A	100,444
Frank Potter	Nil	N/A	N/A	N/A	Nil	N/A	109,686
Jack Schanck	Nil	N/A	N/A	N/A	Nil	N/A	100,834
James Smith	Nil	N/A	N/A	N/A	Nil	N/A	59,172
Jay Thornton	Nil	N/A	N/A	N/A	Nil	N/A	22,361

Notes:

(1)

There were no Non-Management Directors who held “option-based awards” at December 31, 2013. For these purposes, “option-based awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(2)

These figures represent the estimated aggregate value of outstanding vested DSUs as at December 31, 2013, calculated based on the closing price of the Shares on the TSX on December  31, 2013 of $8.87. DSUs vest immediately upon being credited to a director’s account.

Incentive Plan Awards – Value Vested or Earned During the Year

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment (for example, a cash bonus plan). Penn West did not grant any “non-equity incentive plan” compensation to its Non-Management Directors in 2013.

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The following table and related notes set forth the value of the DSUs, Restricted Rights, Restricted Options and Options that vested in 2013 under the DSU Plan, the CSRIP and the Stock Option Plan that were held by each individual who served as a Non-Management Director in 2013. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. For details regarding the CSRIP, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(5)
James Allard	N/A	57,628	N/A
William Andrew	Nil(2)	50,263(4)	N/A
George Brookman	N/A	55,649	N/A
John Brussa	N/A	32,444	N/A
Gillian Denham	N/A	58,369	N/A
Richard George	N/A	215,116	N/A
Daryl Gilbert	N/A	66,213	N/A
Allan Markin	N/A	131,415	N/A
Shirley McClellan	N/A	44,919	N/A
Frank Potter	N/A	70,198	N/A
Jack Schanck	N/A	66,734	N/A
James Smith	N/A	29,634	N/A
Jay Thornton	N/A	28,859	N/A

Notes:

(1)	Mr. Andrew, who was an Employee Director until May 31, 2013, was the only Non-Management Director who held any option-based awards in 2013.
(2)

Represents the aggregate dollar value that would have been realized if the Options and Restricted Options that vested in 2013 had been exercised on the respective vesting dates of such Options and Restricted Options. In the case of Options, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options. In the case of Restricted Options, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and $23.84, being the exercise price of all Restricted Options. Where the applicable vesting date was not a trading day on the TSX, the closing price of the Shares on the TSX on the next trading day following the applicable vesting date was used.

(3)

For all Non-Management Directors other than Mr. Andrew, who was an Employee Director until May 31, 2013, represents the value of DSUs vested in 2013. DSUs vest immediately upon being credited to a director’s account. See note (4) with respect to Mr. Andrew.

(4)

Represents the aggregate of: (a) the value of DSUs vested in 2013; plus (b) the aggregate dollar value that would have been realized if the Restricted Rights that vested in 2013 had been exercised on the respective vesting dates of such Restricted Rights. The value of each Restricted Right is equal to: (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the applicable vesting date, minus (ii) the reduced exercise price of the applicable Restricted Right as at the applicable vesting date. Where (i) minus (ii) yields a negative number as at the applicable vesting date, the value vested as at the applicable vesting date is zero. In this case, the aggregate dollar value that would have been realized if the Restricted Rights that vested in 2013 had been exercised on the respective vesting dates of such Restricted Rights was zero.

(5)	Penn West did not in 2013, and does not as at May 1, 2014, have any non-equity incentive plans in which Non-Management Directors are eligible to participate.

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OTHER BOARD INFORMATION

BOARD ASSESSMENT AND NOMINATIONS

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	annual Board performance assessment survey,

(ii)	individual director peer feedback surveys, and

(iii)	director skills/expertise matrix.

Generally, the Board assessment survey and skills/expertise matrix survey are completed by each of the directors and then returned to the Governance Committee Chair, who compiles the results and communicates them to the Chairman of the Board and the Corporate Secretary of Penn West. The Governance Committee Chair arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors are encouraged to meet individually with the Board Chair to discuss their respective results. A summary of the Board assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Governance Committee Chair. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in performance of the Board and individual directors, but also as one of the factors considered when assessing the skills and expertise represented in the composition of the Board, and when identifying and evaluating new Board nominees.

When assessing the skills and expertise represented in the composition of the Board, and when identifying and evaluating new Board nominees, and having regard to the needs of the Company in terms of the composition of the Board, the Governance Committee and Board target the following key areas of skill and expertise, which are used in the director skills/expertise matrix.

Category of Skill / Expertise	Description
Executive Leadership	Experience as a CEO or other senior officer of a large public company or major organization.
Strategic Insight	Consistently provides strategic insight and direction and encourages organizational development and long-range vision.
Financial Acumen	Experience, knowledge and understanding of domestic and international debt and equity markets and economic trends.
Accounting	Experience in financial accounting and reporting, including internal controls over financial reporting.
Engineering/Technical	Formal training and experience in engineering, geology or other operations related field.
Oil & Gas Industry	Knowledge of markets, competitors, financial performance, business issues, technology and reserves in the oil and gas industry.
Corporate Governance	Experience with and awareness of good governance practices through membership on boards/committees or formal education.
Compensation and Human Resources	Experience in succession planning, talent development and retention and compensation programs, including executive compensation.
Government/Regulatory	Experience with respect to, and/or thorough understanding of government and public policy and the applicable legal and regulatory environment.
Corporate Social Responsibility	Experience with respect to the role of the organization in the community including such areas as Health, Safety and the Environment and reputation management.
Marketing and Transportation	Experience with respect to oil and natural gas marketing and transportation, including particular opportunities and challenges for producers.

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DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with access to various background documents of Penn West, including all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s mid-year strategy session typically held around the time of the annual meeting of Shareholders also serves as a useful orientation tool.

Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants; and

(f)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

BOARD MEMBERSHIP IN 2013

A total of seven (7) individuals served as directors of Penn West for the entire 2013 financial year, being Ms. Denham and Messrs. Allard, Brookman, Gilbert, Potter, Schanck and Smith. In addition: Mrs. McClellan and Mr. Andrew served as directors of Penn West until June 5, 2013; Mr. Brussa served as a director of Penn West until May 1, 2013; Mr. Nunns served as a director of Penn West until July 1, 2013; Mr. Markin served as a director of Penn West from May 3, 2013 until July 5, 2013; Mr. George served as a director of Penn West from May 3, 2013 through the end of the 2013 financial year; Mr. Thornton served as a director of Penn West from June 5, 2013 through the end of the 2013 financial year; and Mr. Roberts served as a director of Penn West from June 19, 2013 through the end of the 2013 financial year.

28	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Penn West, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Penn West, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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COMPENSATION DISCUSSION & ANALYSIS

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2013 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The objective of this disclosure is to communicate the compensation the Board intended Penn West to pay, make payable, award, grant, give or otherwise provide to each of such executive officers for the 2013 financial year. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

The compensation discussion and analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for Penn West’s executive officers, including the Named Executive Officers. In accordance with Form 51-102F6 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West’s Named Executives Officers are comprised of the individuals who served as Penn West’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of Penn West in 2013. The Named Executive Officers and the positions held by each of them in 2013 are listed below:

David Roberts	President and Chief Executive Officer

Todd Takeyasu	Former Executive Vice President and Chief Financial Officer (Mr. Takeyasu retired from Penn West as of March 24, 2014)

Mark Fitzgerald	Senior Vice President, Development

Gregg Gegunde	Senior Vice President, Production

S. Keith Luft	General Counsel and Senior Vice President, Corporate Services

Murray Nunns	Former President and Chief Executive Officer (Mr. Nunns retired as President and Chief Executive Officer of Penn West as of June 19, 2013 and retired as an employee of Penn West as of July 1, 2013)

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APPROACH TO EXECUTIVE COMPENSATION

Executive Compensation Objectives

Penn West’s compensation strategy is based on principles of fair marketplace value and organizational and individual performance. Our total compensation program uses a framework of fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for its executive officers, including the Named Executive Officers, are as follows:

•	to align total compensation with the interests of Shareholders;

•	to reward organizational success, individual contribution and team performance;

•	to ensure a performance-driven culture by aligning pay to performance;

•	to be viewed as an employer of choice to attract and retain skilled and valued executives;

•	to ensure that total compensation is not a significant factor with respect to executive turnover;

•	to provide executives with a total compensation package at the median of the market and above for superior organizational and individual performance;

•	to manage the proportion of fixed versus variable compensation; and

•	to provide compensation to ensure continuity of senior executive talent as part of senior executive officer succession.

Executive Compensation Philosophy

Penn West’s executive compensation philosophy is designed to pay for performance, based on an overarching goal of aligning executive performance with and maximizing Shareholder value. To that end, Penn West’s total compensation program for executives is significantly weighted on equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design also takes into account individual and organizational performance while striving for an acceptable level of market competitiveness and ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary, short-term incentives and long-term incentives, are regularly assessed with a view to ensuring that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Penn West’s long-term strategies.

An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and organizational performance. As a result, Penn West’s executive officers, including the Named Executive Officers, have a greater proportion of their annual incentive awards that are based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

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Executive Compensation Overview

The table below describes the elements of Penn West’s executive compensation program in 2013.

Element	Nature	Description	Objective
Base Salary	Fixed	Compensation for the executive’s responsibilities and the level of skill and capability of the executive.	• Base compensation. • Attraction and retention. • Market competitiveness.
Short-Term Incentive: Annual Cash Bonus	Variable (“at risk”)	Rewards executives for organizational and individual performance in achieving financial and operational results and short-term business objectives.

•   Pay for performance (weighting toward corporate performance).

•   Alignment with interests of Shareholders and long-term business strategy.

•   Designed to reward short-term individual and corporate performance and results.

•   Attraction and retention.

Long-Term Incentive: Stock Options	Variable (“at risk”)	Rewards executives for financial and operational results and creating Shareholder value.

•   Pay for performance (weighting toward corporate performance).

•   Alignment with interests of Shareholders and long-term business strategy.

•   Designed to reward long-term corporate performance.

•   Attraction and retention.

Long-Term Incentive: Performance Share Units	Variable (“at risk”)	Rewards executives for financial and operational results based on relative total shareholder return and other performance factors supporting the Company’s long-term business strategy.

•   Pay for performance (weighting toward corporate performance).

•   Alignment with interests of Shareholders and long-term business strategy.

•   Relative and specific performance components.

•   Designed to reward medium-term and long-term performance.

•   Attraction and retention.

Benefits and Perquisites: Savings Plan (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Penn West. NEOs participate in the Savings Plan on the same terms as all other employees. Penn West has no pension plan in place for any staff, including NEOs.

• Alignment with interests of Shareholders. • Pay for performance. • Encourage superior long-term performance. • Attraction and retention.
Other Benefits/Perquisites	Fixed

Group benefits plan for all employees, including dental, medical, life insurance, disability and other benefits.

Executive health assessments for NEOs and other executives.

Paid parking for NEOs and others.

• Base compensation/benefits. • Attraction and retention. • Market competitiveness.

Following a review of market trends and our long-term incentive program in 2012, the Board determined that it would be beneficial to introduce another performance-based element into Penn West’s long-term incentive program to complement the Stock Option Plan. As a result, the Board approved the adoption of the PSU Plan in early 2013. For details regarding our PSU Plan, see “Compensation Discussion & Analysis – Approach to Executive Compensation - Description of Executive Compensation Elements – Long-Term Incentive: PSU Plan”.

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Executive Compensation Breakdown: Fixed vs. Performance Based “At-Risk” Compensation

The 2013 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation. This chart shows that between 61 and 79 percent of 2013 compensation for each of the Named Executive Officers who were serving at the end of 2013 was performance-based “at-risk” compensation, in the form of long-term incentives (Options and PSUs). Mr. Nunns has not been included in the chart as he left the Company as of July 1, 2013. Because Mr. Nunns was not an employee at the time of 2013 cash bonus determinations and he received a retiring allowance in connection with his departure, his compensation would not be a meaningful reflection of the intended fixed versus variable compensation mix for the Company’s executives. For more information regarding Penn West’s short term incentives for 2013, see “Compensation Discussion & Analysis - Executive Compensation Decisions for 2013 – Cash Bonus Decisions for 2013”.

Notes:

(1)	Columns may not add to exactly 100% due to rounding.
(2)

“Fixed” means annual base salaries and other compensation and perquisites reflected under “All Other Compensation” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”.

(3)

“LTIP” means the fair value of Options granted as reflected under “Option-based Awards” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”, plus the fair value of PSUs granted as reflected under “Share-based Awards” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data.

(4)	“STIP” means annual cash bonuses, as reflected under “Annual Incentive Plans” in the “Summary Compensation Table” below under “Compensation Discussion & Analysis – Executive Compensation Data”.

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(5)	Variable or “at risk” compensation is the aggregate of LTIP plus STIP.
(6)	Compensation for Mr. Nunns is not reflected in the chart as he left the Company effective as of July 1, 2013.

The chart below further illustrates Penn West’s pay for performance approach with respect to executive compensation, showing that an average of approximately 76 percent of total compensation paid to the Penn West’s named executive officers (as determined in each particular year) over the past three financial years has been variable or “at risk” compensation in the form of short-term incentive and long-term incentive compensation, rather than fixed compensation.

Notes:

(1)

“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”.

(2)

“Variable / “At-Risk” Compensation” means annual cash bonuses and the fair value of Options (in each of 2011, 2012 and 2013) and PSUs (in 2013 only) granted as reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”.

(3)	Excludes retiring allowances paid to any named executive officers in the respective years.

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Description of Executive Compensation Elements

Base Salary

Base salaries are intended to provide fixed compensation that reflects competitive market value for the roles and responsibilities performed by executive officers.

Short-Term Incentive: Cash Bonus

Penn West’s short-term incentive plan provides employees, including the Named Executive Officers, the opportunity to earn annual incentive awards in the form of cash bonuses, expressed as a percentage of base salary. Cash bonus awards are assessed and measured based on organizational, departmental and individual performance. In addition, market data regarding the levels of annual incentive awards paid or anticipated to be paid by members of the Executive Compensation Peer Group are taken into account in determining the overall levels of cash bonuses paid by Penn West. See “Compensation Discussion & Analysis – Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.

Long-Term Incentive: Stock Option Plan

In 2013, the long-term incentive component of Penn West’s executive compensation program was comprised of (a) the Stock Option Plan and (b) the PSU Plan.

The Stock Option Plan provides executives, including the NEOs, with an opportunity to receive Options, which are exercisable to acquire Shares. Penn West believes that Options granted under the Stock Option Plan serve as a valuable tool for employee attraction and retention, provide an increased incentive for executives and other employees to contribute to the future success and prosperity of Penn West, and at the same time strengthen the alignment of employee interests with those of Penn West’s Shareholders. The inherent link between the underlying value of Options and enhancement of Share market price helps ensure the alignment of a significant portion of Penn West executives’ compensation with the interests of Shareholders. For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

Long-Term Incentive: PSU Plan

Following a review of our long-term incentive program in 2012, including a review of the programs used by our industry peers and a review of the analysis of our program provided by Mercer, the Board determined that it would be beneficial to introduce another performance-based element into Penn West’s long-term incentive program to complement the Stock Option Plan. As a result, the Board approved the adoption of the PSU Plan in early 2013. By introducing another long-term incentive plan, the HR&C Committee and the Board intend to achieve a more balanced approach in our long-term incentive program. While the granting of Options will continue to align the interests of our executives with the interests of Shareholders by providing compensation linked to Share price appreciation, the HR&C Committee and the Board believe that PSUs will enhance the alignment of the interests of our executives and Shareholders and focus our executives on specified performance goals. PSUs, through the use of a payout multiplier, provide a direct link between corporate performance and the level of payout received. If certain threshold performance levels are not met, the payout multiplier could be zero and consequently no payouts would be made under the PSUs.

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All employees of Penn West are eligible to receive PSU awards, although it is intended that PSU awards as a percentage of overall compensation will target the more senior levels of the organization and will increase with an employee’s seniority level. Each PSU entitles the holder to receive a cash payment equal to: (a) the aggregate of (i) the value of a Share at the end of the applicable performance period (calculated using the volume weighted average trading prices of the Shares on the TSX during the last 20 trading days of the performance period), plus (ii) the cumulative dividends per Share declared payable and having a record date during the performance period; multiplied by (b) a relative performance factor (“RPF”) for the performance period. The RPF is dependent on the performance of Penn West relative to pre-defined corporate performance measures for the performance period and can range between zero and two. Payments with respect to PSUs are made within 90 days following the vesting date of such PSUs, during which time the Board must assesses the performance of Penn West relative to the pre-defined corporate performance measures for the applicable performance period in order to determine the RPF for the performance period.

In early 2013, on the recommendation of the HR&C Committee, the Board approved the initial grant of PSUs under the PSU Plan (the “2013 PSUs”). One-third of the 2013 PSUs have a one year performance period from January 1, 2013 to December 31, 2013 (the “First Tranche PSUs”), one-third of the PSUs have a two year performance period from January 1, 2013 to December 31, 2014 (the “Second Tranche PSUs”) and one-third of the PSUs have a three year performance period from January 1, 2013 to December 31, 2015 (the “Third Tranche PSUs”). It is intended that additional PSUs will be granted annually and that going forward all PSUs granted will have a three year performance period. Accordingly, PSUs granted in early 2014 were granted with a three year performance period.

Benefits and Other Compensation

Penn West provides benefits and perquisites as part of a competitive compensation package. Included in this package is the opportunity for employees to participate in Penn West’s Savings Plan. Penn West’s executives participate in the Savings Plan on the same terms as all other Penn West employees. See “Compensation Discussion & Analysis - Approach to Executive Compensation – Description of Executive Compensation Elements - Employee Retirement/Savings Plan” for a detailed description of the Savings Plan.

In addition to the Savings Plan, Penn West’s benefit and perquisite program for members of senior management, including Named Executive Officers, consists of a parking space and group health and wellness benefits. All perquisites are part of a total compensation plan reviewed by the HR&C Committee and the Board. Penn West does not view perquisites as a significant element of our compensation structure and use of perquisites as an element of compensation is limited. Penn West believes that the benefits and perquisites offered provide an acceptable level of market competitiveness to help attract and retain skilled executives.

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Employee Retirement/Savings Plan

In connection with the Corporate Conversion, as of January 1, 2011, Penn West established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Penn West, including the Named Executive Officers, to provide a means by which those employees can save for their retirement and develop the interest of the employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased ownership interest in Penn West through the purchase of Shares. Penn West does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Penn West believes is a competitive yet affordable means for Penn West to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Penn West believes that the total benefit to executives and other employees under the Savings Plan is consistent with total retirement benefits offered by members of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Penn West contributes $1.50 on behalf of the employee (“Penn West’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares of Penn West through the TSX using the Employee’s Contribution and Penn West’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Funds contributed to such an investment vehicle are then subject to similar terms, including with respect to vesting and withdrawal restrictions, as Shares acquired under the Savings Plan. Historically, most of Penn West’s Named Executive Officers have elected to invest in Shares under the Savings Plan rather than in alternative investments and thereby increase their ownership stakes and alignment with Shareholder interests. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

Penn West’s Contributions vest to each employee on the last day of the payroll period following a contribution. If an employee’s employment with Penn West is terminated for any reason (whether voluntary or involuntary, including by reason of death) before the end of any payroll period, the Employee’s Contributions made during such payroll period are matched by Penn West’s Contributions, and vest to the employee at the end of the payroll period following such termination event.

There is a 12-month restriction on the sale of any Shares acquired under the Savings Plan, which restriction may be waived by Penn West. No such waiver has ever been granted for any of the Named Executive Officers or other executives. At the end of each calendar month, Shares that have been held for 12 months are released to the employee. In the event of the death of an employee, the Shares are immediately released. The Corporation may permit immediate transfer of the Shares to an employee’s registered retirement savings plan or tax free savings account upon the employee’s undertaking not to dispose of such Shares for the required 12-month period.

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EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources and Compensation Committee

Generally, the HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)

the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation and other terms of employment of the executive officers other than the CEO;

(c)	the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity based or long-term incentive compensation for employees other than executive officers;

(d)	the corporate goals and objectives relevant to CEO compensation and the evaluation of the CEO’s performance in light of such goals and objectives; and

(e)	the CEO’s annual compensation, including salary, cash bonus, any other short-term incentive compensation, and any other equity based or long-term incentive compensation.

Composition of the Human Resources and Compensation Committee

Messrs. Allard and Brookman and Ms. Denham served as members of the HR&C Committee for all of 2013. Mrs. McClellan served on the committee until her departure from the Board on June 5, 2013, and Mr. Schanck became a member of the committee as of June 5, 2013. Mr. Allard served as Chair of the committee for all of 2013 and is the current Chair of the committee. The current members of the HR&C Committee as at May 1, 2014 are Ms. Denham and Messrs. Allard, Brookman and Schanck.

Consistent with best practices, the HR&C Committee is comprised of entirely independent directors. All of the committee members have experience in executive compensation by virtue of their experience as former senior officers of large public and private companies. In addition, Ms. Denham serves as a member of the board of directors of a major provider of human resource consulting and outsourcing services. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

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Independence of the Human Resources and Compensation Committee

The HR&C Committee mandate requires that each member of the committee shall be an independent director in accordance with the definition of “independent” director in NI 58-101 and in the NYSE Listed Company Manual. In accordance with applicable rules, all members of the HR&C Committee in 2013 and as at May 1, 2014 have been determined by the Board to be independent directors within the meaning of NI 58-101 and the NYSE Listed Company Manual. None of the members of the HR&C Committee in 2013 and as at May 1, 2014 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West and none of the members is currently a chief executive officer of a reporting issuer.

The HR&C Committee formally met four times in 2013, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HR&C Committee receives information from Penn West’s Human Resources Management team (“HR Management”). HR Management prepares materials for the HR&C Committee regarding the compensation of Penn West’s executive officers. In addition, HR Management works closely with the President and Chief Executive Officer, the General Counsel & Senior Vice President, Corporate Services, and other members of our senior executive team in developing compensation recommendations for executives, including the NEOs, and works with the HR&C Committee Chair and the Corporate Secretary to plan HR&C Committee meetings. The President and Chief Executive Officer, the General Counsel & Senior Vice President, Corporate Services, the Vice President, Human Resources and Corporate Resources and the Corporate Secretary, as well as, from time to time, select HR Management or other management representatives, are invited to attend HR&C Committee meetings. However, members of Penn West management do not attend “in-camera sessions” of the HR&C Committee meetings, and are not present for the HR&C Committee’s discussions regarding the committee’s compensation recommendations for executive officers.

External Compensation Consultant

Since 2001, Penn West has retained Mercer as an external consulting company to provide advice and information in relation to the compensation of Penn West’s executives and other employees, including peer compensation data. Mercer provided support to the HR&C Committee in the committee’s task of formulating compensation recommendations for Penn West’s executives, including the Named Executive Officers, through the provision of benchmark market data, and attendance at one HR&C Committee meeting to review market trends and issues, including an “in-camera” portion of the meeting at which none of the Named Executive Officers or any other members of Penn West management were present.

In reviewing the HR&C Committee’s proposed engagement of Mercer, the HR&C Committee took into consideration all factors relevant to Mercer’s independence from the Company’s management, including the following:

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(a)

the provision of other services to Penn West by Mercer and Marsh & McLennan Companies (“MMC”), Mercer’s affiliate, and specifically the retention by Penn West of the services of Mercer with respect to non-executive compensation matters and other general compensation consulting advice and the services of Marsh Canada, a subsidiary of MMC, as its insurance broker, to assist with placing Penn West’s third party liability business interruption, property and directors’ and officers’ liability coverage, for which March earns commission-based fees;

(b)	the fees paid by Penn West to Mercer and MMC (see the table entitled “Fees Paid to Mercer and its Affiliates in 2012 and 2013” below for a summary of such fees);

(c)

the policies and procedures of Mercer that are designed to prevent conflicts of interest, including that: (i) the individual consultant receives no incentive or other compensation based on the fees charged to Penn West for other services provided by Mercer or any of its affiliates; (ii) the individual consultant is not responsible for selling other Mercer or affiliate services to Penn West; and (iii) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with Penn West in rendering his or her advice and recommendations;

(d)

confirmation that no business or personal relationships existed (other than past executive compensation engagements and the proposed executive compensation engagement) between a member of the HR&C Committee and Mercer, MMC or the individual executive compensation consultant at Mercer;

(e)	confirmation that the individual executive compensation consultant at Mercer did not own any stock of Penn West; and

(f)

the business relationships of Penn West management with Mercer and MMC discussed above, and confirmation that no other business or personal relationship between Mercer, MMC or the individual executive compensation consultant at Mercer and any executive officer of Penn West exists.

Neither the Board nor the HR&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Company at the request of Penn West management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HR&C Committee are satisfied that the advice received from the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Penn West.

Fees Paid to Mercer and its Affiliates in 2012 and 2013

Description	Fees Paid
	2013	2012
Mercer (Executive-Compensation Related Fees)	$76,849	$61,666
All Other Fees:
Mercer (all other fees)	$14,536	Nil
Marsh Canada (mainly insurance brokerage related services)	$559,110	$507,243
Total Paid to Marsh & McLellan Companies	$650,495	$507,243

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Responsibility for Executive Compensation Decisions

The advice and information provided by Mercer to the HR&C Committee and the Board, including peer compensation data, and recommendations and materials provided by HR Management, are factors considered in the HR&C Committee’s recommendations and the Board’s determinations regarding executive compensation. However, the HR&C Committee and the Board do not rely exclusively on the advice, information or recommendations received from Mercer or Penn West management. The decisions of the HR&C Committee and the Board reflect a broad number of factors and considerations, including, but not limited to, the discretion of the HR&C Committee and the Board, and are not determined solely by the advice, information or recommendations provided by Mercer or Penn West management.

Executive Compensation Peer Group and Benchmarking

Each year, the total compensation for the Named Executive Officers is reviewed by the HR&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on the following:

•

Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity; and

•	organizations from which future Penn West executives may reasonably be expected to be recruited or to which current Penn West executives may reasonably be expected to move.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected for purposes of assessing Penn West’s total compensation for executives in respect of the 2013 year.

1. Apache Canada Ltd.

2. ARC Resources Ltd.

3. Baytex Energy Corp.

4. Canadian Natural Resources Ltd.

5. Canadian Oil Sands Limited

6. Cenovus Energy Inc.

7. Crescent Point Energy Corp.

8. Devon Canada Corporation

9. Encana Corporation 10. Enerplus Corporation 11. EOG Resources Canada, Inc. 12. Husky Energy Inc. 13. Nexen Inc. 14. PetroBakken Energy Ltd. 15. Talisman Energy Inc.

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Review Process for Base Salaries

Base salaries are reviewed annually by the HR&C Committee, taking into account: (1) comparative data provided by Mercer for similar positions with respect to the Executive Compensation Peer Group; (2) assessments of individual, business unit and corporate performance; (3) the individual’s experience and skills; (4) scope of responsibilities of the particular role; (5) internal equity considerations regarding similar positions within the organization; (6) retention considerations; (7) inflation and other economic factors; and (8) recommendations from the President and Chief Executive Officer. Annual base salaries are recommended by the HR&C Committee and approved by the Board early in each calendar year. In 2013, these decisions were made at the February meetings of the Board, and implemented retroactively as of January 1, 2013. In 2014, the process was revised slightly such that these decisions were made at the March 2014 meetings of the Board and instituted retroactively as of March 1, 2014.

Review Process for Short-Term Incentives (Cash Bonuses)

Each year, executive cash bonuses are independently reviewed and recommended by the HR&C Committee and determined by the independent members of the Board, having regard to the following factors:

(a)	annual organizational performance assessment with respect to business objectives and other achievements in the year;

(b)	total Shareholder return for the year, including relative to industry peers;

(c)	assessment of individual executive performance in the year;

(d)	market data with respect to anticipated awards by members of the Executive Compensation Group under similar cash bonus plans; and

(e)	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

The HR&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the pre-determined corporate performance measures. Penn West’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

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Review Process for Long-Term Incentives (Stock Options and PSUs)

Pursuant to the Stock Option Plan and the PSU Plan, employees, including the Named Executive Officers, may be provided with an initial grant of Options and PSUs, respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. Options and PSUs may also be granted from time to time in connection with the promotion of an employee, including a Named Executive Officer. Additional Options and PSUs are also granted annually to certain employees, including the Named Executive Officers, as a long-term incentive and retention tool. These annual grants of Options and PSUs are assessed by the HR&C Committee for each year beginning with a review of preliminary recommendations from HR Management at a meeting of the HR&C Committee near the end of the prior year, typically in November, regarding target estimated dollar values for the upcoming year’s annual grants of Options and PSUs. Early in the year of the annual grant, the HR&C Committee conducts a further review of HR Management’s recommendations, including any updated recommendations, then formulates recommendations regarding, and the Board ultimately approves, Option and PSU grants. The independent members of the Board approve the specific grants to executive officers. In determining Option and PSU grants to executive officers, the HR&C Committee and the Board take into account market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HR&C Committee and the Board also take into account previous Option and PSU grants made to specific employees, including NEOs, when considering new Option and PSU grants.

EXECUTIVE COMPENSATION DECISIONS FOR 2013

Base Salary Decisions for 2013

The following table reflects the 2013 base salary decisions of the Board with respect to the Named Executive Officers. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis - Executive Compensation Data”. In reaching these decisions, the HR&C Committee and the Board considered the factors summarized above in its review of 2013 annual base salaries for executives.

Mr. Roberts joined Penn West as President and Chief Executive Officer as of June 19, 2013. His starting annual base salary was based on the Board’s assessment of Executive Compensation Peer Group data for similar positions and the level of skill and capability of Mr. Roberts, and was reviewed and approved by the independent members of the Board.

For all of the other Named Executive Officers, the HR&C Committee completed its annual total compensation review process, and based on Executive Compensation Peer Group data for similar positions, individual and corporate performance in 2012 (including Total Shareholder Return), and market conditions, recommended to the independent members of the Board, and the independent members of the Board ultimately approved, no adjustment to each of the Named Executive Officers’ salaries for 2013 relative to 2012. As a result, none of the Named Executive Officers received a salary increase in 2013.

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Name	2013 Annual Base Salary ($)	% Increase to 2013 Annual Base Salary Compared to 2012 Annual Base Salary
David Roberts	750,000(1)	N/A(1)
Todd Takeyasu	450,000	0%
Mark Fitzgerald	330,000	0%
Gregg Gegunde	320,000	0%
Keith Luft	320,000	0%
Murray Nunns	650,000(1)	0%

Note:

(1)

Mr. Nunns retired, and Mr. Roberts was appointed, as President and Chief Executive Officer of Penn West effective June 19, 2013, and Mr. Nunns retired as an employee of Penn West as of July 1, 2013. The 2013 Annual Base Salary reflects their respective annualized salaries for the year-ended December 31, 2013.

Cash Bonus Decisions for 2013

Performance Assessment for 2013

Annual performance results were mixed for corporate goals in 2013, but there were some key areas where performance did not meet expectations and which weighed heavily on overall Corporate performance. Some of the challenges faced in 2013 were external factors (commodity prices and transportation constraints being the most significant), and while mitigation efforts responded well in reducing the full impact of those challenges, there were other areas of corporate performance that fell short of expectations from a Shareholder, Board and Management perspective.

The following table identifies the corporate performance measures used by the HR&C Committee and the Board to assess our corporate performance in 2013, and the HR&C Committee’s and the Board’s assessment of how we performed in 2013 relative to these performance measures.

PERFORMANCE MEASURE	WEIGHTING	2013 ACTUAL RESULTS	ASSESSMENT
Annual Average Daily Production(1)	30%	137,110 boe/d	Underperformed
Capital Efficiency(2)	30%	$42,117 per boe/d	Underperformed

Costs: - Operating Expenses - General & Administrative Expenses	7.5%	Operating Expenses: $17.30/boe	Underperformed
	7.5%	General & Administrative Expenses: $3.24/boe	Performed
Balance Sheet Management: Net Debt to Funds Flow Ratio	10%	Net Debt to Funds Flow Ratio(2): 2.0x	Outperformed
Reserves: - Contingent Resource Studies - F&D 2P	2.5%	Completed independent valuations of 100% of resource base	Outperformed
	2.5%	F&D 2P(3): $9.47/boe	Outperformed
Organizational Behaviour and Performance: Driving cultural change	10%	Marked increase in employee engagement, accountability and entrepreneurial approach.	Performed

Notes:

(1)	Represents annual average daily production adjusted for acquisition and divestment activity in 2013.
(2)

“Net Debt to Funds Flow Ratio” is the ratio of our net debt to our 12 months trailing funds flow and is used to assess the appropriateness of the Company’s leverage. “Net debt” is the estimated amount of long-term debt plus working capital deficit excluding the current portion of risk management and deferred funding assets. “Funds Flow” is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures, and is used to assess our ability to fund dividend and planned capital programs. “Net Debt to Funds Flow Ratio”, “Net Debt” and “Funds Flow” are non-GAAP measures. See “Non-GAAP Measures Advisory” in Appendix C. For more information regarding these measures and results, see Penn West’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31,

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2013, which can be found on our website at www.pennwest.com, in Canada on the System for Electronic Document Analysis and Retrieval at www.sedar.com and in the United States on the United States Securities and Exchange Commission website at www.sec.gov.

(3)	See “Oil and Gas Information Advisory” in Appendix C.

2013 Cash Bonus Awards

The following table reflects the range of annual cash bonus award amounts for which our NEOs were eligible in 2013, as well as the actual cash bonus awards that the Board ultimately determined appropriate based on the foregoing performance assessment, data regarding trends in performance across our Executive Compensation Peer Group, consideration of our performance relative to our peers, and information provided by HR Management.

Name	Minimum 2013 Cash Bonus Award as % of Base Salary	Target 2013 Cash Bonus Award as % of Base Salary	Maximum 2013 Cash Bonus Award as % of Base Salary	Actual 2013 Cash Bonus Award as % of Base Salary	Actual 2013 Cash Bonus Award
David Roberts	0%	100%	200%	94%(1)	$375,000
Todd Takeyasu	0%	60%	120%	50%	$225,000
Mark Fitzgerald	0%	45%	90%	39%	$130,000
Gregg Gegunde	0%	45%	90%	41%	$130,000
Keith Luft	0%	45%	90%	41%	$130,000

Note:

(1)	Mr. Roberts joined Penn West as of June 19, 2013. The expression of his 2013 cash bonus award as a percentage of base salary is based on his pro-rated salary for the portion of 2013 served.

Option Grant Decisions for 2013

In February 2013, together with recommendations regarding grants under the PSU Plan, the other component of Penn West’s long-term incentive compensation program, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the Options granted to each of the executive officers, including the Named Executive Officers, based on target grant date fair values. The Options granted to each of the Named Executive Officers are reflected in the following table, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

In determining the number of Options granted to executives in 2013, there was particular focus on the market data provided by Mercer regarding anticipated grant date fair values of awards for executives at entities in the Executive Compensation Peer Group. The data provided by Mercer indicated that Penn West’s long-term incentive grants to executives in 2012 were between approximately the 25th and 50th percentile of the Executive Compensation Peer Group based on the most recent long-term incentive award values available. The grant date fair values of the Option grants reflected below, combined with the grant date fair values of the 2013 PSUs granted, were intended to target approximately the median of the Executive Compensation Peer Group for 2013.

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Name	Number of Options Granted	Grant Date Fair Value of Options Granted(1)	Percentage of Total # of Options Granted to Employees in 2013	Grant Date	Grant Price	Expiry Date
David Roberts	450,000	$891,000	5.04%	19-Jun-2013	$11.49	18-Jun-2018
Todd Takeyasu	300,000	$288,000	3.36%	25-Feb-2013	$10.24	24-Feb-2018
Mark Fitzgerald	180,000	$172,800	2.01%	25-Feb-2013	$10.24	24-Feb-2018
Gregg Gegunde	180,000	$172,800	2.01%	25-Feb-2013	$10.24	24-Feb-2018
Keith Luft	150,000	$144,000	1.68%	25-Feb-2013	$10.24	24-Feb-2018
Murray Nunns	450,000	$432,000	5.04%	25-Feb-2013	$10.24	24-Feb-2018

Note:

(1)

Reflects the grant date fair value of the Options awarded to the NEO in 2013 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Roberts:
Average fair value of Options granted (per Share)	$1.98
Expected life of Options (years)	4.0
Expected volatility (average)	34.0%
Risk-free rate of return (average)	1.3%
Dividend yield	5.1%
For Options granted to the NEOs other than Mr. Roberts:
Average fair value of Options granted (per Share)	$0.96
Expected life of Options (years)	4.0
Expected volatility (average)	33.5%
Risk-free rate of return (average)	1.3%
Dividend yield	9.9%

PSU Grant Decisions for 2013

Further to the foregoing discussion regarding Option grants to executives, in February 2013, together with recommendations regarding grants under the Stock Option Plan, the other component of Penn West’s long-term incentive compensation program, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the 2013 PSUs granted to each of the executive officers, including the Named Executive Officers, based on target grant date fair values. The 2013 PSUs granted to each of the Named Executive Officers are reflected in the following table, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis – Executive Compensation Data”.

Similar to the process discussed above with respect to the determination of target Option grant values, in determining the number of PSUs granted to executives in 2013, there was particular focus on the market data provided by Mercer regarding anticipated grant date fair values of awards for executives at entities in the Executive Compensation Peer Group. The data provided by Mercer indicated that Penn West’s long-term incentive grants to executives in 2012 were between the 25th and 50th percentile of the Executive Compensation Peer Group based on the most recent long-term incentive award values available. The grant date fair values of the Options granted to Executives in 2013 reflected in the foregoing table, combined with the grant date fair values of the PSUs granted to Executives in 2013, were intended to target above the median of the Executive Compensation Peer Group for 2013. In order to enhance the retention component of Penn West’s executive compensation

46	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

program, and guard against the executive retention risk associated with the low percentile ranking of Penn West’s long-term incentive compensation program for executives relative to its peers in previous years, the Board determined, on the recommendation of the HR&C Committee, that it was appropriate to award PSU grants to executives above the median for the Executive Compensation Peer Group for 2013 and to adopt a three-staged vesting schedule for the PSUs granted in 2013. As such, the Board approved the initial grant of PSUs under the PSU plan with one-third of the 2013 PSUs having a one-year performance period from January 1, 2013 to December 31, 2013, one-third of the PSUs having a two-year performance period from January 1, 2013 to December 31, 2014 and one-third of the PSUs having a three year performance period from January 1, 2013 to December 31, 2015. It is intended that additional PSUs will be granted annually and that going forward all PSUs granted will have a three year performance period with grant date values for aggregate long-term incentive grants targeting the median of the executive compensation peer group for the given year (accordingly, PSUs granted to executives in early 2014 were granted with a three year performance period and the PSUs vesting at the end of that performance period).

Name	Number of PSUs Granted in 2013	Grant Date Fair Value of PSUs Granted	Grant Date	Vesting Date
David Roberts	250,000	$2,872,500	19-Jun-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015
Todd Takeyasu	128,906	$1,320,000	25-Feb-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015
Mark Fitzgerald	75,195	$770,000	25-Feb-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015
Gregg Gegunde	75,195	$770,000	25-Feb-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015
Keith Luft	64,453	$660,000	25-Feb-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015
Murray Nunns	257,813	$2,640,000	25-Feb-2013	First Tranche: 31-Dec-2013 Second Tranche: 31-Dec-2014 Third Tranche: 31-Dec-2015

First Tranche PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the first tranche of the PSUs granted in 2013 (the “First Tranche PSUs”), which vested on December 31, 2013 and for which the performance period was the one year period ended December 31, 2013. These metrics were determined by the Board in February 2013 at the time the 2013 PSUs were granted. In March 2014, the Board carried out an assessment of the Company’s performance with respect to the performance period, and the Board’s performance determinations and the resulting payout multipliers and RPF for the First Tranche PSUs are also set forth in the table below. For information regarding the payments to our Named Executive Officers in connection with the vesting of the First Tranche PSUs, see the table under “Incentive Plan Awards – Value Vested or Earned During the Year”.

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Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM	Board Determinations of Performance and Resulting Payout Multipliers and RPF
Relative Total Shareholder Return(1) for the year ended December 31, 2013	Performance ranking below 25th percentile = 0.0	0.50	PM X 0.50 = A	Performance Ranking = 14 Percentile g PM = 0.0 g A = 0.0 x 0.5 = 0.0
	Performance ranking equal to or greater than 25th percentile and below 75th percentile = straight line index to Relative Total Shareholder Return
	Performance ranking at or above 75th percentile = 2.0
Average number of boe/d produced for the year ended December 31, 2013(2)	Less than 136,000 boe/d average = 0.0	0.25	PM X 0.25 = B	Average number of boe/d produced for the year ended December 31, 2013(2) = 137,120 boe/d g PM = 0.64 g B = 0.64 x 0.25 = 0.16
	Between 136,000 and 144,000 boe/d average = straight line index to actual boe/d average
	Greater than 144,000 boe/d average = 2.0

Capital efficiency(3) (Canadian dollars per barrel) for the year ended December 31, 2013	Greater than $45,000 per boe/d = 0.0	0.25	PM X 0.25 = C	Capital efficiency (Canadian dollars per barrel) for the year ended December 31, 2013 (calculated per note (3) below) = $42,200 per boe/d g PM = 0.78 g C = 0.78 x 0.25 = 0.195
	Between $45,000 and $35,000 per boe/d = straight line index to actual $ per boe/d
	Less than $35,000 per boe/d = 2.0
		1.0	RPF = A + B + C	RPF = 0.0 + 0.16 + 0.195 gRPF = 0.355

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period. The performance group for the purposes of calculating the RTSR for the 2013 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.   ARC Resources Ltd.

2.   Athabasca Oil Corporation

3.   Baytex Energy Corp.

4.   Bonavista Energy Corporation

5.   Birchcliff Energy Ltd.

6.   Bonterra Energy Corp.

7.   Canadian Natural Resources Limited

8.   Crescent Point Energy Corp.

9.   Crew Energy Inc.

10. Encana Corporation

11. Enerplus Corporation

12. Lightstream Resources Ltd.

13. Paramount Resources Ltd.

14. Pengrowth Energy Corporation

15. Peyto Exploration & Development Corp.

16. Talisman Energy Inc.

17. Tourmaline Oil Corp.

18. Trilogy Energy Corp.

19. Vermilion Energy Inc.

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(2)	Adjusted to account for acquisitions and divestitures.
(3)

“Capital efficiency” means total capital invested in 2013 divided by production added during 2013, where production added is all new production from all capital streams (development, enhanced oil recovery and optimization) at year-end with adjustment for timing effects relative to budget as appropriate. This term is a non-GAAP measure. See “Non-GAAP Measures Advisory” in Appendix C.

Second Tranche PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the second tranche of the PSUs granted in 2013 (the “Second Tranche PSUs”), which vest on December 31, 2014 and for which the performance period is the two year period ended December 31, 2014. These metrics were determined by the Board in March 2014, other than the two year RTSR, which was determined when the Second Tranche PSUs were granted.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM
Relative Total Shareholder Return(1) for the two year period ended December 31, 2014	Performance ranking below 25th percentile = 0.0	0.50	PM X 0.50 = A
	Performance ranking equal to or greater than 25th percentile and below 75th percentile = straight line index to Relative Total Shareholder Return (0.5 to 1.5)
	Performance ranking at or above 75th percentile = 2.0
Average number of boe/d produced for the year ended December 31, 2014(2)	Less than 105,000 boe/d average = 0.0	0.25	PM X 0.25 = B
	Between 105,000 and 110,000 boe/d average = straight line index to actual boe/d average (0.5 to 1.5)
	Greater than 110,000 boe/d average = 2.0
Funds flow for the year ended December 31, 2014(3)	Less than $920 million = 0.0	0.25	PM X 0.25 = C
	Between $920 million and $1 billion = straight line index to actual funds flow (0.5 to 1.5)
	Greater than $1 billion = 2.0
		1.0	RPF = A + B + C

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period. The performance group for the purposes of calculating the RTSR for the 2013 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.   ARC Resources Ltd.

2.   Athabasca Oil Corporation

3.   Baytex Energy Corp.

4.   Birchcliff Energy Ltd.

5.   Bonavista Energy Corporation

6.   Bonterra Energy Corp.

7.   Canadian Natural Resources Limited

8.   Crescent Point Energy Corp.

9.   Crew Energy Inc.

10. EnCana Corporation

11. Enerplus Corporation

12. Lightstream Resources Ltd.

13. Paramount Resources Ltd.

14. Pengrowth Energy Corporation

15. Peyto Exploration & Development Corp.

16. Talisman Energy Inc.

17. Tourmaline Oil Corp.

18. Trilogy Energy Corp.

19. Vermilion Energy Inc.

49	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

(2)	Adjusted for acquisitions and divestitures. The Board may use its discretion under the PSU Plan to adjust the average number of boe/d produced in 2014 to account for other relevant factors.
(3)

“Funds flow” means cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. This term is a non-GAAP measure. See “Non-GAAP Measures Advisory” in Appendix C.

Third Tranche PSUs

The corporate performance measures for the third tranche of the PSUs granted in 2013 will include RTSR for the three year period ended December 31, 2015 (weighted 50%) and such additional internal corporate performance measures that are specific to the year ended December 31, 2015 (with an aggregate weighting of 50%) as the Board determines in early 2015.

Breakdown of Executive Benefits and Perquisites in 2013

The table below reflects the breakdown of benefits and perquisites provided to the Named Executive Officers in 2013.

Named Executive Officer	Perquisites			Other Compensation			Total All Other Compensation ($)
				Generally Available to Employees
	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life /Health Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)
David Roberts	3,696	151,141	154,837	612	56,250	56,862	211,699
Todd Takeyasu	6,930	2,155	9,085	1,225	67,500	68,725	77,810
Mark Fitzgerald	6,930	876	7,806	1,225	49,500	50,725	58,531
Gregg Gegunde	6,930	1,506	8,436	1,200	48,000	49,200	57,636
Keith Luft	6,930	1,717	8,647	1,225	48,000	49,225	57,872
Murray Nunns	3,484	1,225	4,709	714	49,119	49,834	54,543

Note:

(1)

In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments; and in the case of Mr. Roberts only, also includes a $150,000 relocation allowance paid to Mr. Roberts for expenses in connection with his relocation to Calgary, Alberta from the U.S. when he joined Penn West, including moving, relocation and income tax consultation expenses.

Pension Plan Benefits

Penn West does not have a pension plan in which Named Executive Officers participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described above. In addition, Penn West does not have any deferred compensation plans in which Named Executive Officers are eligible to participate.

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MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Penn West, with a focus on the most significant risks facing Penn West, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

The HR&C Committee assists the Board in its oversight of compensation related risk. The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself and the use of minimum Share ownership requirements for executives.

As discussed above, Penn West’s executive compensation program is designed with a significant weighting toward “at-risk” compensation. Between 61 and 79 percent of each Named Executive Officer’s compensation in 2013 was performance-based “at-risk” compensation, and an average of 76 percent of total compensation paid to Named Executive Officers over the 2011 through 2013 financial years was performance-based “at-risk” compensation, in the form of short-term incentives (i.e. cash bonus) and long-term incentives (i.e. Unit Rights, Options, or Options and PSUs, as applicable). This significant portion of Penn West’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Penn West’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Penn West or its Shareholders. The vesting of Option and PSU awards over time further encourages executives to focus on total Shareholder return over the longer term.

In establishing compensation programs, one of the HR&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interest of Management with Shareholders. The HR&C Committee seeks to achieve this objective by, amongst other things:

•

Using a variety of measures to assess corporate performance, such as total Shareholder return, the cost of adding production, the cost of adding reserves (commonly referred to as finding, development and acquisition costs) and the actual historic cash flow from production relative to the cost of finding, developing and acquiring reserves (commonly referred to as recycle ratio).

•

Commencing in 2013, awarding a significant portion of long-term incentive compensation in the form of PSUs which, through a payout multiplier, provide a more direct link between a number of key corporate performance indicators and the level of payout received. If threshold performance measures are not met, the payout multiplier will be zero and no payouts will be made under the PSUs.

51	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

The HR&C Committee and Board’s process of determining cash bonuses on a discretionary basis using a comprehensive assessment of corporate performance, including Penn West’s performance relative to industry peers, rather than through the use of prescriptive formulae, further discourages executives from taking inappropriate or excessive risks. As the value of both components of executives’ “at-risk” compensation is strongly linked to total Shareholder return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool.

Penn West’s minimum share ownership requirement for executives also discourages inappropriate or excessive risk taking behaviours through the further alignment of executive and Shareholder interests.

CERTAIN OTHER MATTERS

In accordance with the Disclosure Policy that has been adopted by Penn West, directors, officers and employees of Penn West (each a “Representative”) may not knowingly, directly or indirectly: (a) sell a security of Penn West if such Representative does not own or has not fully paid for the security to be sold; (b) buy or sell a call or put in respect of a security of Penn West; or (c) purchase financial instruments (including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities of Penn West granted as compensation or held, directly or indirectly, by such Representative; provided that notwithstanding these prohibitions, Representatives of Penn West may sell a Share which such person does not own if such person owns another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the Share so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

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EXECUTIVE EQUITY OWNERSHIP REQUIREMENTS

Under the Director and Executive Share Ownership Policy that came into effect as of January 1, 2011, as amended effective January 1, 2013, each executive of Penn West (including each Named Executive Officer) is required to meet and maintain ownership of the applicable minimum value of Shares set forth below, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

Category of Executive	Share Ownership Required (multiple of base salary)
Chief Executive Officer	3 times
Executive Vice President	2 times
Senior Vice President	1.5 times
Vice President	1 times

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included. Options, Restricted Options and Restricted Rights held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. Any Shares acquired pursuant to the exercise of Options, Restricted Options or Restricted Rights (as applicable) and not subsequently sold, are also included in the calculation of ownership.

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the Named Executive Officers who were still employees of Penn West as at April 15, 2014 (excluding any Shares purchased by the Named Executive Officers pursuant to the Savings Plan or the DRIP since December 31, 2013) and value-at-risk statistics for the Named Executive Officers of Penn West as at April 15, 2014 (again, excluding the impact of any Shares purchased by the Named Executive Officers pursuant to the Savings Plan or the DRIP since December 31, 2013).

Name	Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Complies with Applicable Executive Equity Ownership Requirement
David Roberts	59,524	587,502	0.8	Yes(4)
Mark Fitzgerald	55,499	547,775	1.7	Yes
Gregg Gegunde	38,868	383,627	1.2	Yes(6)
Keith Luft	38,842	383,371	1.2	Yes(5)
Average value at risk as multiple of base salary:				1.2
Total value at risk as multiple of total base salaries:				1.1

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Named Executive Officer as at April 15, 2014, based on information reported on SEDI, and excluding any Shares that may have been acquired by the Named Executive Officer, directly or indirectly, under the Savings Plan or the DRIP since December 31, 2013. Mr. Nunns and Mr. Takeyasu are not included in this table, as they were not employees of Penn West at April 15, 2014.

(2)	Reflects the market value of Shares based on the closing price of $9.87 per Share on the TSX on April 15, 2014.
(3)

“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the Named Executive Officer divided by the 2013 annual base salary for the Named Executive Officer. In the case of Mr. Roberts, who joined Penn West effective June 19, 2013, the 2013 base salary has been annualized.

(4)	Mr. Roberts has until June 18, 2018 to meet the applicable executive equity ownership requirement.
(5)	Mr. Luft has until December 31, 2015 to meet the applicable executive equity ownership requirement.
(6)

Mr. Gegunde has met the equity ownership requirement for vice presidents, which applied to him until his appointment as a senior vice president effective February 15, 2012. Mr. Gegunde has until February 14, 2017 to meet the applicable executive equity ownership requirement for senior vice presidents.

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EXECUTIVE COMPENSATION DATA

Summary Compensation Table

The following table provides a summary of all direct and indirect compensation provided to our Named Executive Officers for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

Name and principal position	Year	Salary(2) ($)	Share- based awards(3) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value(10) ($)	All other compensation ($)(11)	Total compensation ($)(13)
					Annual incentive plans(8)	Long- term incentive plans(9)
David Roberts President and Chief Executive Officer(1)	2013	400,000(1)	2,872,500	891,000(4)	375,000(1)	N/A	N/A	211,699	4,750,199
Todd Takeyasu Executive Vice President and Chief Financial Officer	2013	450,000	1,320,000	288,000(4)	225,000	N/A	N/A	77,810	2,360,810
	2012	450,000	N/A	1,222,500(5)	Nil	N/A	N/A	77,897	1,750,397
	2011	400,000	N/A	1,193,500(6)	300,000	N/A	N/A	72,035	1,965,535
Mark Fitzgerald Senior Vice President, Development	2013	330,000	770,000	172,800(4)	130,000	N/A	N/A	58,531	1,461,331
	2012	330,000	N/A	733,500(5)	Nil	N/A	N/A	63,608	1,127,108
	2011	330,000	N/A	852,500(6)	225,000	N/A	N/A	60,256	1,467,756
S. Keith Luft General Counsel and Senior Vice President, Corporate Services	2013	320,000	660,000	144,000(4)	130,000	N/A	N/A	57,872	1,311,872
	2012	320,000	N/A	733,500(5)	Nil	N/A	N/A	62,453	1,115,953
	2011	315,000	N/A	852,500(6)	225,000	N/A	N/A	61,846	1,454,346
Gregg Gegunde Senior Vice President, Production	2013	320,000	770,000	172,800(4)	130,000	N/A	N/A	57,636	1,450,436
	2012	320,000	N/A	733,500(5)	Nil	N/A	N/A	57,498	1,110,998
	2011	260,000	N/A	703,500(7)	175,000	N/A	N/A	48,618	1,187,118
Murray Nunns Former President and Chief Executive Officer(14)	2013	327,462(14)	2,640,000	432,000(4)	N/A(15)	N/A	N/A	2,976,682(12)	6,376,144
	2012	650,000	N/A	1,589,250(5)	Nil	N/A	N/A	111,313	2,350,563
	2011	525,000	N/A	1,534,500(6)	375,000	N/A	N/A	92,520	2,527,020

Notes:

(1)	Mr. Roberts was appointed President and Chief Executive Officer effective June 19, 2013. His annual salary and cash bonus amounts were prorated based on his length of service in 2013.
(2)	Represents the dollar value of cash and non-cash base salary each Named Executive Officer earned during the respective year.
(3)

For 2013, represents the grant date fair value of PSUs awarded to the NEO in 2013 assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of Shares on the TSX for the 20 days ending on the date of

54	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

grant. Penn West did not grant “share-based awards” to its Named Executive Officers in 2011 or 2012. However, Restricted Rights, considered “share-based awards”, were issued by Penn West to holders of Unit Rights, where elected by Unit Right holders, together with Restricted Options, in exchange for outstanding Unit Rights as of January 1, 2011 in connection with the Corporation Conversion. For these purposes, “share-based awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

(4)

Reflects the grant date fair value of the Options awarded to the NEO in 2013, using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value) using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Roberts:
Average fair value of Options granted (per Share)	$1.98
Expected life of Options (years)	4.0
Expected volatility (average)	34.0%
Risk-free rate of return (average)	1.3%
Dividend yield	5.1%
For Options granted to the NEOs other than Mr. Roberts:
Average fair value of Options granted (per Share)	$0.96
Expected life of Options (years)	4.0
Expected volatility (average)	33.5%
Risk-free rate of return (average)	1.3%
Dividend yield	9.9%
(5)

Reflects the grant date fair value of the Options awarded to the NEO in 2012, using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value) using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$4.89
Expected life of Options (years)	4.0
Expected volatility (average)	31.6%
Risk-free rate of return (average)	1.3%
Dividend yield	5.5%
(6)

Reflects the grant date fair value of the Options awarded to the NEO in 2011 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$6.82
Expected life of Options (years)	4.0
Expected volatility (average)	30.7%
Risk-free rate of return (average)	2.4%
Dividend yield	4.0%
(7)

Reflects the grant date fair value of the Options awarded to Mr. Gegunde in 2011 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted on March 8, 2011:
Average fair value of Options granted (per Share)	$6.82
Expected life of Options (years)	4.0
Expected volatility (average)	30.7%
Risk-free rate of return (average)	2.4%
Dividend yield	4.0%
For Options granted on October 11, 2011:
Average fair value of Options granted (per Share)	$3.84
Expected life of Options (years)	4.0
Expected volatility (average)	29.9%
Risk-free rate of return (average)	1.3%
Dividend yield	5.4%
(8)	Represents annual cash bonus awards to the Named Executive Officers in the respective year.
(9)

No amounts were earned by the Named Executive Officers in 2011, 2012 or 2013 for services performed during the respective year that are related to awards under non-equity long-term incentive plans. For the purposes of applicable Canadian securities legislation, a “non-equity incentive plan” is an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

55	PENN WEST 2014 MANAGEMENT PROXY CIRCULAR

(10)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(11)

Represents the dollar value of all other compensation received by each Named Executive Officer in the respective year that is not reported in any other column of the table. The amounts in this column reflect the amounts contributed to the Savings Plan by Penn West on behalf of the Named Executive Officer pursuant to the terms of the Savings Plan, the value of life and health insurance premiums paid on behalf of the Named Executive Officer, and the value of parking benefits and executive health benefits received by the Named Executive Officer, and in addition, in the case of Mr. Roberts only, reflects expenses paid on behalf of Mr. Roberts in connection with his relocation to Calgary, Alberta from the U.S. when he joined Penn West, including related to moving and relocation and financial and legal advice. Such parking benefits, executive health benefits and moving allowance are not generally available to employees of Penn West. The Named Executive Officers did not receive any other perquisites (including property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees) in the respective year. See “Compensation Discussion & Analysis - Executive Compensation Data – Description of Executive Compensation Elements - Benefits and Other Compensation” for details.

(12)

In addition to the amounts discussed in note 11 above, in connection with his departure effective July 1, 2013, Mr. Nunns was paid a retiring allowance of $2,922,140, including an incremental payment of $230,890 in relation to his outstanding PSUs at the time of his departure. The total payment Mr. Nunns received in respect of such PSUs at the time of his departure was $2,870,890; however, only the incremental amount is included in this column under the heading “All other compensation”, as $2,640,000 of this payment is reflected under the column with the heading “Share-based awards” for 2013.

(13)	Represents the dollar value of each Named Executive Officer’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.
(14)

Mr. Nunns held the position of President and Chief Operating Officer until August 2011, when he was appointed President and Chief Executive Officer. Mr. Nunns departed from the Board effective June 19, 2013 and his position as an officer of Penn West effective July 1, 2013. His 2013 annual salary amount was prorated based on his length of service in 2013.

(15)	Mr. Nunns was not eligible for a cash bonus in 2013 as he was not an employee at the time of 2013 cash bonus determinations.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock. The only “share-based awards” that Penn West granted to its Named Executive Officers in 2013 were PSUs issued pursuant to the PSU Plan. For details regarding the PSU Plan, see “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Long-Term Incentive: PSU Plan”. Prior to 2013, Penn West did not grant “share-based awards” to its Named Executive Officers; however, in connection with the Corporate Conversion, employees of the Trust, including the Named Executive Officers, were able, in certain circumstances as described under “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights (together with Restricted Options), which qualify as “share-based awards”. For more information regarding Restricted Rights and the exchange process, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”.

Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features. The only “option-based awards” that Penn West granted to its Named Executive Officers in 2013 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis - Executive Compensation Review Process - Review Process for Long-Term Incentives (Stock Option Plan)” and “Summaries of Equity Compensation Plans – Stock Option Plan”.

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The following table sets forth information regarding all PSUs, Options, Restricted Options and Restricted Rights outstanding as at December 31, 2013 that were held by each Named Executive Officer (for clarity, including Restricted Options and Restricted Rights received in exchange for Unit Rights granted before 2011 and outstanding on December 31, 2010, in connection with the Corporate Conversion). All of the Options and all of the Unit Rights that were subsequently exchanged for Restricted Options and Restricted Rights held by the Named Executive Officers were issued at a grant price equal to the fair market value of the Shares, and in the case of Unit Rights, the Trust Units, at the applicable grant date, as determined in accordance with the Stock Option Plan or the TURIP, as applicable.

Long-Term Incentive Awards Outstanding at December 31, 2013

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Restricted Options or Options (#)	Restricted Option or Option exercise price	Restricted Option or Option expiration dates	Value of unexercised in-the-money Restricted Options or Options(1) ($)	Number of share-based awards not vested(2) (#)	Market or payout value of share-based awards not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
David Roberts	450,000	$11.49	18-Jun-2018	Nil	166,666	1,656,660	294,061
Todd Takeyasu	300,000	$10.24	24-Feb-2018	Nil	85,937	854,214	151,625
	250,000	$21.17	26-Feb-2017	Nil
	175,000	$27.63	07-Mar-2016	Nil
	150,000	$23.84	17-Mar-2014	Nil
Mark Fitzgerald	180,000	$10.24	24-Feb-2018	Nil	50,130	498,292	88,447
	150,000	$21.17	26-Feb-2017	Nil
	125,000	$27.63	07-Mar-2016	Nil
	125,000	$23.84	17-Mar-2014	Nil
Gregg Gegunde	180,000	$10.24	24-Feb-2018	Nil	50,130	498,292	88,447
	150,000	$21.17	26-Feb-2017	Nil
	75,000	$27.63	07-Mar-2016	Nil
	75,000	$23.84	17-Mar-2014	Nil
Keith Luft	150,000	$10.24	24-Feb-2018	Nil	42,968	427,102	75,814
	150,000	$21.17	26-Feb-2017	Nil
	125,000	$27.63	07-Mar-2016	Nil
	125,000	$23.84	17-Mar-2014	Nil

Notes:

(1)

The value of in-the-money unexercised Restricted Options and Options held at December 31, 2013 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2013 of $8.87 per Share and the exercise price of the applicable Restricted Options or Options.

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(2)	Represents the aggregate number of PSUs that had not vested at December 31, 2013. All Restricted Rights had vested by December 31, 2013.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2013 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2013 of $9.12 and cumulative dividends paid per Share during the applicable performance period up to December 31, 2013.

(4)

Represents the aggregate dollar value of First Tranche PSUs and Restricted Rights that had vested on December 31, 2013 but had not yet been paid. The value of each such First Tranche PSUs is based on: (i) the RPF of 0.355 as determined by the Board for the First Tranche PSUs, (ii) the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2013 of $9.12, and (iii) cumulative dividends of $0.82 paid per Share during the First Tranche PSU performance period of December 1 to 31, 2013. The value of each such Restricted Right is based on: (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the applicable vesting date, minus (ii) the reduced exercise price of the applicable Restricted Right as at the applicable vesting date; and where (i) minus (ii) yields a negative number as at the applicable vesting date, the value vested as at the applicable vesting date is zero. All Restricted Rights that had vested on December 31, 2013 but had not yet been paid had a value of zero on December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The only “share-based awards” that Penn West granted to its Named Executive Officers in 2013 were PSUs issued pursuant to the PSU Plan. For details regarding the PSU Plan, see “Compensation Discussion & Analysis - Executive Compensation Review Process - Review Process for Long-Term Incentives (Stock Options and PSUs)”. Prior to 2013, Penn West did not grant “share-based awards” to its Named Executive Officers. However, in connection with the Corporate Conversion, employees of the Trust, including the Named Executive Officers, were able, in certain circumstances as described under “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”, to elect to receive in exchange for any Unit Rights they held and were outstanding on December 31, 2010, Restricted Rights (together with Restricted Options), which qualify as “share-based awards”. For more information regarding Restricted Rights and the exchange process, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”.

The only “option-based awards” that Penn West granted to its Named Executive Officers in 2013 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis - Executive Compensation Review Process - Review Process for Long-Term Incentives (Stock Options and PSUs)” and “Summaries of Equity Compensation Plans – Stock Option Plan”.

Applicable Canadian securities legislation defines a “non-equity incentive plan” as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments (for example, a cash bonus plan). The only “non-equity incentive plan” compensation granted by Penn West to its Named Executive Officers in 2013 was in the form of cash bonus payments.

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The following table sets forth the value of the Options, Restricted Options and Restricted Rights that vested in 2013 under the Stock Option Plan and the CSRIP, as applicable, that were held by each Named Executive Officer, and the value of cash bonuses granted to each of the Named Executive Officers in 2013.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(4)
David Roberts	Nil	294,061	375,000
Todd Takeyasu	Nil	151,625	225,000
Mark Fitzgerald	Nil	88,447	130,000
Gregg Gegunde	Nil	88,447	130,000
Keith Luft	Nil	75,814	130,000
Murray Nunns	634,500	2,870,890(3)	Nil

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options and Restricted Options that vested in 2013 had been exercised on the respective vesting dates of such Options and Restricted Options. In the case of Options, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options. In the case of Restricted Options, the respective amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and $23.84, being the exercise price of all Restricted Options. Where the applicable vesting date was not a trading day on the TSX, the closing price of the Shares on the TSX on the next trading day following the applicable vesting date was used.

(2)

Represents the aggregate dollar value of the First Tranche PSUs that vested on December 31, 2013 (being the only PSUs that vested in 2013) plus the aggregate dollar value that would have been realized if the Restricted Rights that vested in 2013 had been exercised on the respective vesting dates of such Restricted Rights. The value of each First Tranche PSU that vested on December 31, 2013 is based on: (i) the RPF of 0.355 as determined by the Board for the First Tranche PSUs, (ii) the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2013 of $9.12, and (iii) cumulative dividends of $0.82 paid per Share during the First Tranche PSU performance period of December 1 to 31, 2013. The value of each Restricted Right is equal to: (i) the lesser of $23.84 and the closing price of the Shares on the TSX on the applicable vesting date, minus (ii) the reduced exercise price of the applicable Restricted Right as at the applicable vesting date. Where (i) minus (ii) yields a negative number as at the applicable vesting date, the value vested as at the applicable vesting date is zero. All Restricted Rights held by NEOs that vested in 2013 had a value of zero on their applicable vesting dates.

(3)

Mr. Nunns left the Board effective June 19, 2013 and his position as an officer of the Company as of July 1, 2013 and did not hold any PSUs that vested in 2013 prior to that date and all Restricted Rights held by Mr. Nunns that vested prior to that date had a value of zero on their applicable vesting dates. In connection with his departure as an officer of the Company, Mr. Nunns received a payment of $2,870,890 in relation to his outstanding PSUs at the time of his departure. For more information regarding amounts paid to Mr. Nunns in connection with is departure from his capacity as an officer of Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data – Summary Compensation Table”.

(4)	Reflects 2013 cash bonus amounts awarded.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the CSRIP and the Stock Option Plan) as at December 31, 2013. For details regarding the CSRIP, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans - Stock Option Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	18,047,554	18.68	25,969,401
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	18,047,554	18.68	25,969,401

Notes:

(1)

Reflects the number of securities to be issued upon exercise of outstanding Share Rights, Restricted Rights, Restricted Options and Options. Each holder of a Restricted Right holds a corresponding Restricted Option, and the Restricted Option must be exercised concurrently with the exercise of the Restricted Right. However, while the exercise of a Restricted Option involves the issuance of a Share from Penn West’s treasury, a Restricted Right may be settled with a cash payment (see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan”) at the election of the holder. It is expected that in most cases, the holder of a Restricted Right will elect to receive a cash payment in lieu of receiving Shares. As at December 31, 2013, only approximately 4.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 206,786 Shares, being approximately 0.04% of Penn West’s issued and outstanding Shares as at December 31, 2013). Thus, for purposes of this table, it is assumed that Restricted Rights will be settled in cash.

(2)

Reflects the weighted-average exercise price of outstanding Share Rights, Restricted Rights, Restricted Options and Options. The weighted-average exercise price of outstanding Share Rights and Restricted Rights is presented after giving effect to the reduction in the applicable grant prices in accordance with the terms of the CSRIP. Pursuant to the terms of the CSRIP, a Share Right holder may elect to pay either the original grant price or the reduced exercise price on exercise of a Share Right, but the exercise price of a Restricted Right is in all cases the reduced exercise price.

(3)

The number of Shares that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan” (in respect of the CSRIP) and “Summaries of Equity Compensation Plans – Stock Option Plan” (in respect of the Stock Option Plan).

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PERFORMANCE CHART

The following graph illustrates Penn West’s cumulative total Shareholder (and Unitholder, in the case of years prior to 2011) return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

	($)	2009 ($)	2010 ($)	2011 ($)	2012 ($)	2013 ($)
Penn West	100	157.48	218.22	194.78	112.55	99.76
S&P/TSX Composite Total Return Index	100	135.05	158.83	145.00	155.42	175.61
S&P/TSX Oil and Gas Exploration and Production Index	100	142.21	160.62	131.67	116.83	132.97
Total Compensation for named executive officers (millions)(1)		5.49	7.43	10.08	8.06	12.12(2)

Notes:

(1)

The total compensation for named executive officers reflects the total compensation in CDN$ (millions) for the named executive officers reported in the respective year of disclosure. Total compensation includes base salary, short-term and long-term incentives (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a named executive officer’s departure in any applicable year.

(2)	The total compensation for named executive officers in 2013 includes annualized figures for Mr. Roberts and excludes Mr. Nunns.

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Analysis of Performance Chart

The compensation received by the named executive officers over the periods reflected in the above graph has generally corresponded with the fluctuations in Penn West’s cumulative total return over such periods. Due to the inherent link between the values of Unit Rights and Options and fluctuations in the market price of the Trust Units and Shares, respectively, the underlying value of long-term incentive awards of Unit Rights and Options naturally followed fluctuations in Penn West’s cumulative total return. Penn West’s emphasis on the long-term incentive component of executive compensation, in the form of Unit Rights (for years prior to 2011) and Options (since 2011) thus resulted in total compensation for Penn West’s named executive officers generally correlating to trends in Penn West’s cumulative total Shareholder return from 2009 through 2012.

2013 is somewhat of an outlier on the performance chart, with the total compensation paid to Named Executive Officers increasing significantly compared to the prior year. Named Executive Officer compensation in 2012 was relatively low due to the absence of any cash bonuses being awarded to executives for the 2012 year. Meanwhile, the total compensation increase in 2013 reflects that cash bonuses were awarded to executives in 2013 and also reflects the general practice of the Company upon the hiring of new executive officers to award relatively larger initial long-term incentive grants as a performance-driven attraction and retention tool, as was the case with the initial grant to Mr. Roberts as the new President and Chief Executive Officer of Penn West. The aggregate grant date fair values of long-term incentive awards granted to the Named Executive Officers under the Stock Option Plan and PSU Plan were also higher in 2013 than in prior years as a result of the focus on the market data provided by Mercer regarding anticipated grant date fair values of awards for executives at entities in the Executive Compensation Peer Group, which indicated that Penn West’s long-term incentive grants to executives in 2012 were between the 25th and 50th percentile of the Executive Compensation Peer Group based on the most recent long-term incentive award values available. The grant date fair values of the Options and PSUs granted to Executives in 2013 were intended to target above the median of anticipated grant date fair values of the Executive Compensation Peer Group in 2013 in order to enhance the retention component of Penn West’s executive compensation program and guard against executive retention risk. Penn West intends for the median of anticipated grant date fair values of the applicable executive compensation peer group in a given year to be targeted going forward, and assuming that is the case, the total compensation for Named Executive Officers should resume more closely trending along Penn West’s cumulative total return in subsequent years.

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SUMMARIES OF EQUITY COMPENSATION PLANS

STOCK OPTION PLAN

At the meeting of Unitholders of the Trust held on December 14, 2010, the Unitholders approved a new stock option plan (the “Stock Option Plan”) for the Corporation, effective as of January 1, 2011.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. Since January 1, 2011, the Stock Option Plan has been the only equity-based compensation plan of Penn West pursuant to which awards are granted to acquire Shares from treasury.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Penn West or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted options (each, an “Option”) to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Employee Directors of Penn West are not eligible to participate in the Stock Option Plan. Penn West’s corporate compensation practices are structured such that only employees of Penn West or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 9% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements (including the CSRIP);

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

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(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year (for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 in connection with the Corporate Conversion pursuant to the Stock Option Plan are not counted in the calculation); and

(e)	Non-Employee Directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan), all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options

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will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Employee Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Employee Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions

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described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Amendment to the Amendment Provisions in 2013: At the Annual and Special Meeting of Shareholders held on June 5, 2013, the Shareholders approved an amendment to the amendment provisions of the Stock Option Plan. Prior to such amendment, the Stock Option Plan provided that Shareholder approval was required in order for the Board to “cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof”. The relevant provision of the Stock Option Plan was amended to clarify that Shareholder approval is required in order for the Board to cancel an option and subsequently issue to the holder of such Option a new Option “or other entitlements” in replacement thereof.

Termination/Death: Unless Penn West and an Option holder agree otherwise in an option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

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(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

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It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option Plan and option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

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COMMON SHARE RIGHTS INCENTIVE PLAN

At a meeting held on December 14, 2010, the Unitholders approved the CSRIP, which amended and replaced the TURIP effective as of January 1, 2011. As at May 1, 2014, all securities held by the Named Executive Officers under the CSRIP have been exercised, cancelled or expired under their applicable terms. As of the end of 2014, all securities outstanding under the CSRIP will have been exercised, cancelled or expired under their applicable terms, and the CSRIP will have been terminated.

Purpose: The purpose of the CSRIP is to provide an increased incentive for Service Providers to contribute to the future success and prosperity of Penn West, thus enhancing the value of the Shares for the benefit of all Shareholders. The CSRIP serves as a replacement plan for the Trust’s TURIP following the Corporate Conversion.

Share Rights: Except as described below under “Restricted Rights and Restricted Options”, all Unit Rights outstanding under the TURIP on January 1, 2011 were exchanged for share rights (“Share Rights”) under the CSRIP in connection with the Corporate Conversion. Holders of Share Rights are entitled to receive a Share on exercise of their Share Right on substantially the same terms and conditions that existed for Unit Rights prior to the Corporate Conversion.

Share Right Exercise Price: The exercise price (“Exercise Price”) per Share Right issued under the CSRIP is, at the election of the Service Provider holding such Share Right, either: (i) the volume weighted average trading price of the Trust Units on the TSX for the five trading days prior to the date upon which the exchanged Unit Rights were granted (the “Grant Price”); or (ii) the price calculated by deducting from the Grant Price all distributions paid, on a per Trust Unit basis, by the Trust, and all dividends paid, on a per Share basis, by the Corporation, after the Grant Date and prior to the date that such Share Right is exercised (the “Adjusted Exercise Price”). In no event may the Exercise Price be less than one dollar.

Restricted Rights and Restricted Options: Holders (“Electing Holders”) of Unit Rights, other than holders who were Non-Employee Directors of Penn West, that were “in-the-money” at the close of trading on the TSX on December 31, 2010 (the “Effective Time”) were entitled to elect (the “Conversion Election”) to receive in exchange for each Unit Right, instead of a Share Right: (i) an Option (a “Restricted Option”) to purchase a Share issued under the Stock Option Plan at an exercise price of $23.84 per Share, being the closing trading price of the Trust Units on the TSX on December 31, 2010 immediately prior to the Corporate Conversion; and (ii) a right (a “Restricted Right”) which right has a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (a) the lesser of $23.84 per Share and the last closing price of the Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (b) the Adjusted Exercise Price of the Restricted Right at the time of exercise. Each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

Exercise of a Restricted Right: On exercise of a Restricted Right: (i) if the corresponding Restricted Option is “in-the-money” (that is, the exercise price of the Restricted Option is less than the last closing price of the Shares on the TSX prior to the exercise time), then such Restricted Option is deemed to be exercised in accordance with the terms of the Stock Option Plan; and (ii) if the corresponding Restricted Option is “out-of-the-money” (that is, the exercise price of the Restricted Option is greater than the last closing price of the Shares on the TSX prior to the exercise time), then such Restricted Option is deemed to be surrendered to Penn West for cancellation without payment of any consideration therefor. On

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exercise of a Restricted Right, Penn West will issue to the Electing Holder that number of Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the Shares. However, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving Shares. It is expected that in most cases, the Electing Holder will elect to receive a cash payment in lieu of receiving Shares. As at December 31, 2013, only approximately 4.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 206,786 Shares, being approximately 0.04% of Penn West’s issued and outstanding Shares as at December 31, 2013).

No New Grants: The only Share Rights and Restricted Rights (collectively, “Rights”) issued under the CSRIP were issued in exchange for Unit Rights outstanding under the TURIP at the time that the Corporate Conversion was completed. The terms of the CSRIP provide that Penn West is not permitted to issue any further Rights pursuant to the CSRIP and the CSRIP will terminate on the date that there ceases to be any Rights outstanding thereunder.

Administration of the CSRIP: The CSRIP is administered by the Board, and the Board may delegate administration of the CSRIP (or any part thereof) to a committee of directors appointed from time to time by the Board or the Chief Executive Officer of Penn West pursuant to rules of procedure fixed by the Board.

Share Right Surrender Offer: The CSRIP contains a “surrender offer” feature which allows a holder of a vested Share Right (but not a Restricted Right) to make an offer (a “Surrender Offer”) to Penn West for the disposition and termination of such Share Right in consideration of a cash payment equal to the value of the last closing price of the Shares on the TSX prior to the receipt of the Surrender Offer by Penn West, less at the election of the holder, either the Grant Price or the Adjusted Exercise Price of such Share Right at the time of receipt of the Surrender Offer by Penn West. Penn West may, but will not be obligated to, accept the Surrender Offer.

Vesting and Term/Expiry: Under the TURIP, Unit Rights could be exercised during a period (the “Exercise Period”) (not to exceed six (6) years from the date upon which the Unit Rights were granted (the “Grant Date”)), and pursuant to a vesting schedule, determined by the Board (or its delegates) in its sole discretion at the time the Unit Rights were granted. Rights issued in exchange for Unit Rights have the same vesting and expiration terms as those that applied to the Unit Rights for which they were exchanged. The CSRIP provides that at the expiration of the applicable Exercise Period, any Rights not already exercised shall expire. However, if the Exercise Period of any Right ends during any Black-Out Period or within seven business days following the end of any Black-Out Period (such Rights, the “Affected Rights”), then the Exercise Period of all Affected Rights will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Board). The foregoing extension applies to all Rights whatever the date of grant.

Change of Control: In the event of a Change of Control (as defined in the Stock Option Plan), the vesting provisions otherwise applicable to Rights shall be accelerated and all unexercised Rights may be exercised upon the effective date of the Change of Control.

Assignment: Rights issued under the CSRIP may not be assigned or transferred by a holder thereof.

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Amendment Provisions: The Board may amend or discontinue the CSRIP at any time without the consent of holders of Rights, provided that such amendment shall not alter or impair any Rights previously issued under the CSRIP except as otherwise permitted by the CSRIP. In addition, the Board may, by resolution, amend the CSRIP and any Rights issued under it without Shareholder approval, provided that the Board is not entitled to, absent Shareholder and TSX approval: (i) increase the maximum number of Shares issuable pursuant to the CSRIP or the maximum percentage of outstanding Shares permitted to be reserved for issuance under the CSRIP; (ii) amend a Right to reduce the Grant Price or to extend the expiry date; (iii) cancel and reissue any outstanding Rights issued under the CSRIP; (iv) amend the individuals entitled to participate in the CSRIP; (v) amend the CSRIP to permit Rights to be transferable or assignable, other than for normal estate settlement purposes; or (vi) make an amendment to the CSRIP to remove or amend these amendment restrictions.

Termination of Services: Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death of such holder, during the Exercise Period, all Rights which have not vested at such date terminate, and such holder of Rights has until the earlier of: (i) 90 days from the date such holder ceased to be a Service Provider; or (ii) the end of the Exercise Period; to exercise any outstanding Rights which have vested to such holder of Rights, and at the expiration of such 90 day period, any vested Rights which have not been so exercised shall terminate, provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate. In the event that the foregoing provisions of the CSRIP conflict with or are inconsistent with the express terms of a written employment agreement (an “Executive Employment Agreement”) between an executive officer and Penn West, the terms of such Executive Employment Agreement would govern.

Death: Upon the death of a holder of unexercised Rights, all such Rights that have not vested at such date shall immediately vest, and the executor, administrator or personal representative of such holder shall have until the earlier of: (a) 180 days from the date of the death of the holder; and (b) the end of the respective expiry date of the Rights, to exercise all outstanding Rights (all of which shall have vested as at the date of death), and at the expiration of such period, any Rights which have not been exercised shall terminate and become null and void.

Change in Structure: In the event, during any Exercise Period of any Rights, of any consolidation, subdivision, re-division or change of the Shares into a greater or lesser number of Shares, then such outstanding Rights would be deemed to be amended to be for such greater or lesser number of Shares as would have resulted if the Shares represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price would be deemed to be adjusted on a pro rata basis. In the event of any other capital reorganization of Penn West during any Exercise Period of any Rights not otherwise covered by the preceding provisions, or an amalgamation or merger (whether by plan of arrangement or otherwise) of Penn West with or into any other entity or the sale of the properties and assets of Penn West (and the assets of its direct or indirect subsidiaries) as (or substantially as) an entirety to any other entity (and whether or not involving one or more third party entities), and provided that such event was not a “change of control” within the meaning of the Stock Option Plan, each holder of Rights would be entitled to receive and required to accept in exchange for the Rights then held by such holder, such number of rights or options (or similar securities) (the “New Securities”) to acquire such number and type of securities of the entity resulting from such capital reorganization, amalgamation or merger or to which such sale may be made, as the case may be (the “New Entity”), and exercisable at such exercise price and terms of vesting, as comparable to the Exercise Price and terms of vesting of the Rights, as the Board determined in its

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absolute discretion, but subject in all cases to the receipt of any required regulatory and Shareholder approvals. Upon the issuance of such New Securities to the holder in exchange for its Rights, the obligation of Penn West to the holder in respect of the Rights so exchanged would terminate and the holder would cease to have any further rights in respect thereof.

DATA REGARDING EQUITY COMPENSATION PLANS

The table below reflects the numbers of Share Rights, Restricted Rights, Restricted Options and Options outstanding as at May 1, 2014 and as a percentage of issued and outstanding Shares.

Security Type	Outstanding as at May 1, 2014	Outstanding as a percentage of issued and outstanding Shares as at May 1, 2014
Share Rights	23,000	<0.01%
Restricted Rights	475,466(1)	0.10%(1)
Restricted Options
Options	20,825,446	4.23%

Total equity-based compensation plan securities outstanding as a % of Shares issued and outstanding as at May 1, 2014:		4.33%

Note:

(1)

Each holder of a Restricted Right holds a corresponding Restricted Option, and the Restricted Option must be exercised concurrently with the exercise of the Restricted Right. However, while the exercise of a Restricted Option involves the issuance of a Share from Penn West’s treasury, a Restricted Right may be settled with a cash payment (as described in “Summaries of Equity Compensation Plans – Common Share Rights Incentive Plan – Exercise of a Restricted Right”) at the election of the holder. It is expected that in most cases, the holder of a Restricted Right will elect to receive a cash payment in lieu of receiving Shares. As at May 1, 2014, only approximately 4.7% of all Restricted Rights ever exercised had been settled in Shares (involving the issuance of 206,786 Shares, being approximately 0.04% of issued and outstanding Shares as at May 1, 2014). Thus, for purposes of this table, Restricted Rights and Restricted Options are reflected as one security.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities (other than Mr. Nunns).

NEO AGREEMENTS

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause. Because Mr. Nunns departed from Penn West effective June 19, 2013, his NEO Agreement is not described below. For details regarding payments made to Mr. Nunns in connection with his departure from Penn West, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table”.

Definitions

For the purposes of the disclosure under “Termination and Change of Control Benefits”, the following terms have the following meanings:

“Annual Bonus” means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the CSRIP, the Stock Option Plan, the PSU Plan or any other long-term incentive arrangements put into place by Penn West.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the CSRIP, the Stock Option Plan, the PSU Plan or any other long-term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

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“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s benefits, plans and programs (excluding the Annual Bonus, CSRIP, PSU Plan and Stock Option Plan), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“Early PSUs” means any PSUs granted to the Named Executive Officer prior to 2014.

“Other PSUs” means any PSUs granted to the Named Executive Officer in 2014 and any years thereafter.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) (which shall include all statutory entitlement under labour standards legislation and all common law entitlement to reasonable notice) in the form of a cash payment equal to the product of a factor (being: 2.5 in the case of Mr. Roberts if the Termination Date is on or before the second anniversary of the date of commencement of his employment with Penn West and 2.0 thereafter; 2.0 in the case of Mr. Takeyasu; and 1.5 in the cases of Mr. Fitzgerald, Mr. Luft and Mr. Gegunde) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)

each Named Executive Officer will also receive all earned and unpaid pro rata Annual Salary up to and including the Termination Date, accrued and unused vacation pay up to and including the Termination Date, along with a pro rata share of the bonus earned during the year in which the Termination Date occurs, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

the Named Executive Officer’s right to exercise all Restricted Rights granted under the CSRIP shall accelerate and vest and be exercisable in accordance with the CSRIP within a period of three (3) months after the Termination Date based on the At Risk In-the Money Amount and the Market Price of the Shares in effect on the Termination Date (as such terms are defined in the CSRIP) notwithstanding any provision of the CSRIP or any agreement between the Named Executive Officer and Penn West related thereto;

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(c)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options (any such vested Options not exercised in the ninety (90) days after the Termination Date shall terminate and be null and void);

(d)

the Named Executive Officer shall be entitled to a cash payment in respect of all outstanding Early PSUs held by the Named Executive Officer in respect of which payment has not yet been made, such amount to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only fully completed calendar years during that performance period prior to the Termination Date and where, in respect of a particular performance period, no calendar year has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the administrator of the PSU Plan (the “Administrator”) may reasonably determine is practicable, where the Administrator, taking into consideration the performance of the Named Executive Officer and the performance of Penn West since the date of grant of the PSUs, may determine in its sole discretion the RPF to be applied to any Early PSUs held by the Named Executive Officer; and

(e)	the Named Executive Officer shall be entitled to a cash payment in respect of all outstanding Other PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)	the number of Other PSUs in respect of which the Executive shall receive a cash payment (collectively, the “Early Vested Other PSUs”) is equal to:

(A)	with respect to Other PSUs with a Performance Period of three (3) years:

(i)	one-third of any Other PSUs where the Termination Date is in the first year of the Performance Period of such Other PSUs;

(ii)	two-thirds of any Other PSUs where the Termination Date is in the second year of the Performance Period of such Other PSUs; and

(iii)	all of any Other PSUs where the Termination Date is in the third year of the Performance Period of such Other PSUs; and

(B)	with respect to Other PSUs with a Performance Period other than three (3) years, such number of Other PSUs as shall be determined by the Board at the time of grant of such Other PSUs;

(II)

the amount of the cash payment for Early Vested Other PSUs is to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed calendar years of the Corporation during that performance period prior to the Termination Date;

(III)

where, in respect of a particular performance period, no calendar year of the Corporation has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the Administrator may reasonably determine is practicable;

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(IV)

the Administrator, taking into consideration the performance of the Executive and the performance of the Corporation since the date of grant of the Other PSUs, may determine in its sole discretion the RPF to be applied to any Early Vested Other PSUs held by the Executive; and

(V)	the Executive shall forfeit for cancellation as of the Termination Date all Other PSUs that are not Early Vested Other PSUs.

Termination Following a Change of Control

Under the NEO Agreement with Mr. Roberts, in the event of a Change of Control and within one year of the Change of Control there is any adverse change by the Corporation (and without the agreement of Mr. Roberts) in the duties, powers, rights, discretions, responsibilities, salary, title, or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of Mr. Roberts, taken as a whole, are not at least substantially equivalent to those assigned to him immediately prior to such change or series of changes (“Good Reason”), Mr. Roberts shall have the right for a period of 30 days following the event or events that constitute Good Reason, to elect to terminate his NEO Agreement and employment upon providing the Board two weeks’ advance written notice. In the event of such an election, he would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal” as if he had been terminated by Penn West other than for cause or as a result of Constructive Dismissal.

The NEO Agreements with the other Named Executive Officers have been in place since 2007 (in the cases of Mr. Takeyasu, Mr. Luft and Mr. Gegunde) and 2008 (in the case of Mr. Fitzgerald) and provide for different treatment in the event of a Change of Control than under the NEO Agreement with Mr. Roberts. Beginning with the NEO Agreement with Mr. Roberts, the Company adopted a new form of executive employment agreement containing the form of Change of Control provision discussed above for Mr. Roberts. Such change of control treatment will be contained in all executive employment agreement entered into between Penn West and any new executives going forward.

Under the NEO Agreements with each of Mr. Takeyasu, Mr. Fitzgerald, Mr. Luft and Mr. Gegunde, in the event of a Change of Control and the election (the “Election”) of the Named Executive Officer to terminate his employment, which Election would be at the discretion of the Named Executive Officer, then the Named Executive Officer would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

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The NEO Agreement with Mr. Takeyasu required that he must make any such Election within 90 days following a Change of Control. In the event that Mr. Fitzgerald, Mr. Luft or Mr. Gegunde were to advise Penn West of such Named Executive Officer’s decision to exercise the Election: (i) the notification to Penn West of the Election must be in writing and must be provided to Penn West within 90 days following a Change of Control; (ii) Penn West may require such Named Executive Officer to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six months following the Change of Control (the “Transition Period”); and (iii) if such Named Executive Officer were to not provide the requested services through the Transition Period, then the Election would be null and void, and such Named Executive Officer would not be entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty days’ prior written notice to such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for salary, Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a period of two years following the termination of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated its steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

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TABLE OF ESTIMATED TERMINATION AND CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the Named Executive Officers (other than Mr. Nunns) pursuant to their NEO Agreement and pursuant to Restricted Rights, Restricted Options, Options and PSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2013.

The table does not include the value of payments, payables and benefits already available to the Named Executive Officer at December 31, 2013, such as any Restricted Rights, Restricted Options, Options and PSUs that had already vested at such date. In addition, the table does not include information in respect of Mr. Nunns because he departed Penn West effective June 19, 2013. For details regarding payments made to Mr. Nunns in connection with his departure from Penn West, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table”.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Restricted Rights, Restricted Options, Options and/or PSUs Triggered by Termination(1) ($)	Total ($)

David Roberts	Termination Without Cause(2)	3,093,750	1,950,721	5,044,471
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	3,093,750	1,950,721	5,044,471
	Retirement / Resignation(5)	Nil	Nil	Nil

Todd Takeyasu	Termination Without Cause(2)	1,507,500	1,005,838	2,513,338
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(6)	1,507,500	1,005,838	2,513,338
	Retirement / Resignation(5)	Nil	Nil	Nil

Mark Fitzgerald	Termination Without Cause(2)	806,000	586,739	1,392,739
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	806,000	586,739	1,392,739
	Retirement / Resignation(5)	Nil	Nil	Nil

Gregg Gegunde	Termination Without Cause(2)	786,500	586,739	1,373,239
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	786,500	586,739	1,373,239
	Retirement / Resignation(5)	Nil	Nil	Nil

Keith Luft	Termination Without Cause(2)	786,500	502,916	1,289,416
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	786,500	502,916	1,289,416
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)

Reflects the value of accelerated vesting of PSUs in accordance with the respective terms of each of the NEO Agreements, based on: (i) an assumed RPF of 1.0, (ii) the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2013 of $9.12, and (iii) cumulative dividends of $0.82 paid per Share during the applicable performance period up to December 31, 2013. The NEO Agreements also provide for accelerated vesting of Restricted Rights, Restricted Options, and Options in the event of termination without cause or change of control; however, there

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were no unvested Restricted Rights, Restricted Options held by any NEO as at December 31, 2013, and none of the unvested Options held by the NEOs had any value as at December 31, 2013.
(2)	Represents termination of the employment of the Named Executive Officer by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.
(3)	Represents termination of the employment of the Named Executive Officer by Penn West for cause.
(4)

In the case of Mr. Roberts, represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his employment for Good Reason (as defined in “Termination and Change of Control Benefits – NEO Agreements – Termination Following a Change of Control”), resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer. In the case of all of the other NEOs, represents a Change of Control and the subsequent election by the Named Executive Officer to terminate his employment, resulting in the Named Executive Officer’s entitlement to benefits as if the Named Executive Officer had been terminated by Penn West other than for cause or as a result of the Constructive Dismissal of the Named Executive Officer.

(5)

Represents voluntary retirement of the Named Executive Officer in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the Named Executive Officer.

CONTINUOUS SHAREHOLDER ENGAGEMENT

Penn West management and the Board believe that regular and constructive engagement with Shareholders is important in maintaining a solid and open relationship. Shareholders are welcome to write or email the Investor Relations Department, or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters - Additional Information” section of this Information Circular or on the Penn West website. The Annual General Meeting provides another excellent opportunity for dialogue. In addition to all of this, we at Penn West believe that the most important, efficient and fair means of communicating with Shareholders is through sound disclosure practices. We believe that our disclosure practices meet or exceed all applicable standards and provide clear information with respect to our business, including our governance and our compensation strategies.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Penn West is not aware of any individuals who are, or who at any time during 2013 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2013, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2013 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2013 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2013, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West).

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year-ended December 31, 2013 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (nine of ten, or 90 percent) are independent. The Board has determined that following the Meeting, seven of eight (or 87.5

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percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2013 is disclosed in “Information Concerning the Board and Director Nominees - Director Attendance Record”.

Under the NYSE Standards, non-employee directors are required to meet regularly without management present. In addition, if any non-employee director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Richard George, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

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2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education - Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education - Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, and a Code of Ethics for Officers and Senior Financial Management applicable to all officers and senior financial staff, each of which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the codes by requiring quarterly certifications by its officers and senior financial management as to their compliance with the codes and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2013 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the evolving needs of Penn West.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the Governance Committee, meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the proposed director nominees for Penn West’s annual management proxy circular and recommends such director nominations for approval by the Board.

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7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HR&C Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the Human Resources and Compensation Committee, meet the qualifications for independence contained in the NYSE Standards. The Human Resources and Compensation Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•	Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive

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compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Frank Potter, Gillian Denham and Daryl Gilbert, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

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Health, Safety, Environment and Regulatory Committee

Members: Jack Schanck (Chair), Daryl Gilbert and James Allard, all of whom are independent directors. The Health, Safety and Environment Committee assists the Board in its responsibility for oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the standards and policies of Penn West in the areas of health, safety, environment and regulatory matters of an operational nature. This Committee meets separately with management of Penn West which has responsibility for such matters, and reports to the Board.

Reserves and A&D Committee

Members: Daryl Gilbert (Chair), Jack Schanck, James Smith and Jay Thornton, all of whom are independent directors.

The Reserves and A&D Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firms that perform Penn West’s reserve evaluation and reviews the annual independent engineering reports. The committee reviews, and recommends for approval by the Board on an annual basis, the statements of reserve data and other information specified in National Instrument 51-101. The Committee also reviews any other oil and natural gas reserve report prior to release by Penn West to the public and reviews all of the disclosure in the Annual Information Form and elsewhere related to the oil and natural gas activities of Penn West. In addition, the Committee reviews certain types of acquisitions and dispositions of Penn West.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information - Board Assessment and Nominations”.

Other Activities of the Board

The Board is responsible for the stewardship of the Company and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Company; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, CSRIP, PSU Plan, Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its five standing committees: the Audit Committee, the Governance Committee, the Health, Safety, Environment and Regulatory Committee, the HR&C Committee and the Reserves and A&D Committee.

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The Board and its committees have access to senior management on a regular basis as Mr. Roberts, the President and Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s 2013 annual information form dated March 6, 2014 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Penn West distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. In 2013, Penn West’s distribution of the code of business conduct and ethics included a mandatory education component whereby employees were required to complete a short course and quiz on ethics and the code of business conduct and ethics. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. A code of ethics was also adopted that specifically addresses standards of conduct for officers and senior financial management. Compliance affirmations are obtained each quarter for all executive and certain key financial and operational employees and annually for a broader group of Penn West’s staff. The codes are available on Penn West’s website at www.pennwest.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

o	be designed to achieve the Corporation’s principal objectives,
o	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and
o	be approved by the Board as a pre-condition to the implementation of such plans;
•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;
•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and
•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;
•	monitor overall human resource policies and procedures, including compensation and succession planning;
•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;
•	approve the distribution policy of the Corporation;

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•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;
•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;
•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and
•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;
•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;
•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;
•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;
•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;
•	report annually to shareholders on the Board’s stewardship for the preceding year; and
•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;
•	facilitate the continuity, effectiveness and independence of the Board by, among other things:
o	appointing a Chairman of the Board who is not a member of management;
o	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,
o	defining the mandate of each committee of the Board,
o	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and
o	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and
•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;
•	review annually the adequacy and form of the compensation of directors.

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Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.
•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual; provided, however, that such independent directors need not meet such independence requirements if there is an available exemption therefrom and Penn West complies with the requirements for claiming such an exemption.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.
•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:
o	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and
o	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).
•	Non-Management Board members shall offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-employee directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.
•	Minutes of each meeting shall be prepared by the Secretary to the Board.
•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.
•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

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Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.
•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.
•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.
•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY

AND OIL AND GAS INFORMATION ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“Board” means the board of directors of Penn West as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure, now Penn West, pursuant to a plan of arrangement approved by the Unitholders of the Trust and the Court of Queen’s Bench of Alberta.

“CSRIP” means the Common Share Rights Incentive Plan of Penn West, which amended and replaced the TURIP in connection with the completion of the Corporate Conversion on January 1, 2011.

“DRIP” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan of the Company, amended and restated on January 1, 2011.

“DSU Plan” means the Deferred Share Unit Plan for Non-Management Directors.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“Early PSU” has the meaning given to such term in “Termination and Change of Control Benefits - NEO Agreements”.

“Employee Director” means a director of Penn West who is also a full-time or part-time employee of Penn West. For greater clarity, Mr. Roberts, Mr. Nunns and Mr. Andrew were the only Employee Directors in 2013 and as at May 1, 2014, Mr. Roberts was the only Employee Director.

“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process - Executive Compensation Peer Group and Benchmarking”.

“First Tranche PSU” has the meaning given to such term in “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Long-Term Incentive: PSU Plan”.

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“Information Circular” means this Information Circular and Proxy Statement dated May 1, 2014.

“Management” means the management of Penn West.

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“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” or “NEOs” means: David Roberts, the President and Chief Executive Officer from June 19, 2013; Murray Nunns, the President and Chief Executive Officer until June 19, 2013; Todd Takeyasu, the former Executive Vice President & Chief Financial Officer; Mark Fitzgerald, the Senior Vice President, Development; S. Keith Luft, the General Counsel and Senior Vice President, Corporate Services; and Gregg Gegunde, the Senior Vice President, Production. “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“Non-Employee Director” means a director of Penn West who is not also a full-time or part-time employee of Penn West. For greater clarity, in 2013, all of the directors, other than Mr. Roberts, Mr. Nunns and Mr. Andrew (until May 31, 2013, when he became a Non-Employee Director), and as at May 1, 2014, all of the directors, other than Mr. Roberts, were Non-Employee Directors.

“Non-Management Director” means a director of Penn West who is not also a full-time employee of Penn West. For greater clarity, as of August 9, 2011, Mr. Andrew became a part-time employee and thus a Non-Management Director.

“NYSE” means the New York Stock Exchange.

“Option” means a right to purchase a Share, issued under the Stock Option Plan.

“Penn West”, “Company”, “Corporation”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“PSU” means a performance share unit issued under the PSU Plan;

“PSU Plan” means the performance share unit plan of Penn West;

“Restricted Option” means a restricted option issued under the Stock Option Plan.

“Restricted Right” means a restricted right issued under the CSRIP.

“RPF” means the relative performance factor of a PSU under the PSU Plan.

“Savings Plan” means the Employee Retirement/Savings Plan of Penn West.

“Second Tranche PSU” has the meaning given to such term in “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Long-Term Incentive: PSU Plan”.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders.

“Share” means a common share in the capital of Penn West.

“Share Right” means a right to purchase a Share issued under the CSRIP.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Penn West.

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“Stock Option Plan” means the stock option plan of Penn West.

“Trust” means Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“TURIP” means the Trust Unit Rights Incentive Plan of the Trust in place prior to the Corporate Conversion and replaced by the CSRIP as of January 1, 2011.

“Unit Right” means a right to purchase a Trust Unit, issued under the TURIP.

“Unitholder” means a person who owned, director or indirectly, a Trust Unit prior to the Corporate Conversion.

Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Finding and Development Costs

“F&D 2P” means finding and development costs, inclusive of the change in future development costs, on a proved plus probable reserve basis. For detailed disclosure regarding our finding and development costs in 2013, 2012 and 2011, see “Finding and Development costs” in our management’s discussion and analysis for the year ended December 31, 2013 dated March 6, 2014, a copy of which is available on our website at www.pennwest.com, in Canada on the SEDAR website at www.sedar.com or in the United States on the SEC website at www.sec.gov.

Non-GAAP Measures Advisory

In this Information Circular, we refer to certain financial measures that are not determined in accordance with International Financial Reporting Standards (“GAAP”). These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

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